UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May  , 2007
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May 31, 2007	By:	/s/ Harsya Denny Suryo

(Signature)

Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF MARCH 31, 2006 AND 2007
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars)

		2006	2007
	Notes	Rp	Rp	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,47	6,998,989	7,363,462	806,955
Temporary investments	2c,2g,47	23,507	85,846	9,408
Trade receivables	2c,2h,7,47
Related parties — net of allowance for doubtful accounts of Rp89,533 million in 2006 and Rp91,803 million in 2007		545,190	535,544	58,690
Third parties — net of allowance for doubtful accounts of Rp603,454 million in 2006 and Rp691,513 million in 2007		3,057,131	2,961,961	324,598
Other receivables — net of allowance for doubtful accounts of Rp3,290 million in 2006 and Rp1,591 million in 2007	2c,2h,47	163,119	149,412	16,374
Inventories — net of allowance for obsolescence of Rp50,251 million in 2006 and Rp49,629 million in 2007	2i,8	305,677	207,166	22,703
Prepaid expenses	2c,2j,9,47	1,243,650	1,728,970	189,476
Claim for tax refund	41a	—	359,582	39,406
Prepaid taxes	41b	9,265	26,896	2,948
Other current assets	2c,10,47	154,016	4,623	507

Total Current Assets		12,500,544	13,423,462	1,471,065

NON-CURRENT ASSETS
Long-term investments — net	2g,11	102,559	92,174	10,101
Property, plant and equipment — net of accumulated depreciation of Rp39,155,365 million in 2006 and Rp47,390,018 million in 2007	2k,2l,12	45,794,154	56,368,870	6,177,410
Property, plant and equipment under revenue- sharing arrangements — net of accumulated depreciation of Rp475,983 million in 2006 and Rp534,746 million in 2007	2m,13,50	531,343	924,267	101,291
Prepaid pension benefit cost	2r,44c	460	103	11
Advances and other non-current assets	2c,2k,14,47	319,063	721,029	79,017
Goodwill and other intangible assets — net of accumulated amortization of Rp3,000,992 million in 2006 and Rp3,971,474 million in 2007	2x,5,15	4,692,467	4,173,722	457,394
Escrow accounts	2c,16,47	9,626	1,387	152

Total Non-current Assets		51,449,672	62,281,552	6,825,376

TOTAL ASSETS		63,950,216	75,705,014	8,296,441

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
AS OF MARCH 31, 2006 AND 2007
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars)

		2006	2007
	Notes	Rp	Rp	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,17,47
Related parties		899,175	874,351	95,819
Third parties		2,898,319	6,335,820	694,336
Other payables		43,340	32,552	3,567
Taxes payable	2s,41b	1,604,126	1,507,519	165,208
Dividends payable		3,276	1,380	151
Accrued expenses	2c,18,47	1,779,153	2,578,363	282,560
Unearned income	19	1,709,330	2,154,127	236,069
Advances from customers and suppliers		284,269	236,942	25,966
Short-term bank loans	2c,20,47	6,800	357,133	39,138
Current maturities of long-term liabilities	2c,21,47	2,191,582	4,714,280	516,633

Total Current Liabilities		11,419,370	18,792,467	2,059,447

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,41g	2,427,478	2,708,336	296,804
Unearned income on revenue-sharing arrangements	2m,13,50	394,511	749,254	82,110
Unearned initial investor payments under joint operation scheme	2n,49	4,979	—	—
Accrued for long service award	2c,2r,45,47	534,146	602,009	65,974
Accrued for post-retirement health care benefits	2c,2r,46,47	3,058,973	2,826,770	309,783
Accrued pension and other post-retirement benefits costs	2r,44	1,272,084	1,011,304	110,828
Long-term liabilities — net of current maturities
Obligations under capital leases	2l,12	227,179	208,000	22,795
Two-step loans — related party	2c,22,47	4,383,425	3,879,111	425,108
Notes and bonds	23	1,458,024	—	—
Bank loans	2c,24,47	2,053,425	2,018,614	221,218
Deferred consideration for business combinations	25	2,689,627	3,256,028	356,825

Total Non-current Liabilities		18,503,851	17,259,426	1,891,445

MINORITY INTEREST	26	7,271,762	9,230,848	1,011,600

STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,280 Series B shares	1b,27	5,040,000	5,040,000	552,329
Additional paid-in capital	28	1,073,333	1,073,333	117,626
Treasury stock (191,915,500 shares)	2p,29	—	(1,641,680)	(179,910)
Difference in value of restructuring transactions between entities under common control	30	90,000	180,000	19,726
Difference due to change of equity in associated companies	2g	385,595	385,595	42,257
Unrealized holding gain available-for-sale securities	2g	236	9,708	1,064
Translation adjustment	2g	233,241	227,669	24,950
Retained earnings
Appropriated		1,803,397	1,803,397	197,633
Unappropriated		18,129,431	23,344,251	2,558,274

Total Stockholders’ Equity		26,755,233	30,422,273	3,333,949

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		63,950,216	75,705,014	8,296,441

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2006	2007
	Notes	Rp	Rp	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,31
Fixed lines		2,731,908	2,867,576	314,255
Cellular		4,507,915	5,579,802	611,485
Interconnection	2q,32,47	2,044,258	2,790,382	305,795
Joint operation schemes	2n,33,49	161,690	—	—
Data and Internet	2q,34	2,150,867	2,921,030	320,113
Network	2q,35,37	134,749	208,754	22,877
Revenue-sharing arrangements	2m,36,50	75,465	132,672	14,538
Other telecommunications services		10,099	8,984	985

Total Operating Revenues		11,816,951	14,509,200	1,590,048

OPERATING EXPENSES
Personnel	37	1,677,299	2,054,655	225,168
Depreciation	2k,2l,2m,12,13,14	2,083,228	2,364,489	259,122
Interconnection	38	—	661,467	72,490
Operations, maintenance and telecommunication services	39,47	1,570,424	2,149,251	235,534
General and administrative	40	702,946	827,934	90,732
Marketing		205,558	280,644	30,757

Total Operating Expenses		6,239,455	8,338,440	913,803

OPERATING INCOME		5,577,496	6,170,760	676,245

OTHER INCOME (CHARGES)
Interest income	47	152,337	144,899	15,879
Interest expense	47	(280,504)	(384,259)	(42,111)
Gain (loss) on foreign exchange — net	2e	773,825	(86,422)	(9,471)
Equity in net income (loss) of associated companies	2g,11	(855)	2,977	326
Others — net		77,080	86,991	9,533

Other income (charges) — net		721,883	(235,814)	(25,844)

INCOME BEFORE TAX		6,299,379	5,934,946	650,401
TAX EXPENSE	2s,41d
Current tax		(1,840,844)	(1,810,967)	(198,462)
Deferred tax		(35,584)	(42,939)	(4,706)

		(1,876,428)	(1,853,906)	(203,168)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		4,422,951	4,081,040	447,233
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES — net	26	(962,511)	(1,038,830)	(113,844)

NET INCOME		3,460,440	3,042,210	333,389

BASIC EARNINGS PER SHARE	2t,42
Net income per share		171.65	152.03	16.66

Net income per ADS (40 Series B shares per ADS)		6,865.95	6,081.20	666.43

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between entities	of equity	holding gain (loss)				Total
		Capital	paid-in	under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2006		5,040,000	1,073,333	90,000	385,595	(748)	233,253	1,803,397	14,668,991	23,293,821

Unrealized holding gain on available-for-sale securities	2g	—	—	—	—	984	—	—	—	984

Foreign currency translation of associated company	2g,11	—	—	—	—	—	(12)	—	—	(12)

Net income for the year		—	—	—	—	—	—	—	3,460,440	3,460,440

Balance as of March 31, 2006		5,040,000	1,073,333	90,000	385,595	236	233,241	1,803,397	18,129,431	26,755,233

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) (continued)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

					Difference in
					value of
					restructuring	Difference
					transactions	due to change	Unrealized
			Additional		between entities	of equity	holding gain (loss)				Total
		Capital	paid-in		under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	Treasury stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2007		5,040,000	1,073,333	(952,211)	180,000	385,595	8,865	227,669	1,803,397	20,302,041	28,068,689

Unrealized holding gain (loss) on available-for-sale securities	2g	—	—	—	—	—	843	—	—	—	843

Treasury stock acquired — at cost	29	—	—	(689,469)	—	—	—	—	—	—	(689,469)

Net income for the year		—	—	—	—	—	—	—	—	3,042,210	3,042,210

Balance as of March 31, 2007		5,040,000	1,073,333	(1,641,680)	180,000	385,595	9,708	227,669	1,803,397	23,344,251	30,422,273

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
 (Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2006	2007
	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	3,184,187	3,327,022	364,605
Cellular	4,006,907	5,643,370	618,452
Interconnection — net	2,127,606	1,765,304	193,457
Joint operation schemes	157,658	(15,092)	(1,654)
Data and Internet	2,163,652	2,863,295	313,786
Other services	143,287	323,254	35,425

Total cash receipts from operating revenues	11,783,297	13,907,153	1,524,071
Cash payments for operating expenses	(2,650,034)	(6,911,684)	(757,445)
Cash receipt (refund) from/to customers	119,262	81,251	8,904

Cash generated from operations	9,252,525	7,076,720	775,530

Interest received	135,766	155,172	17,005
Income tax paid	(3,889,069)	(2,757,061)	(302,144)
Interest paid	(214,559)	(354,297)	(38,827)

Net Cash Provided by Operating Activities	5,284,663	4,120,534	451,564

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of temporary investments and placements in time deposits — net	(458)	(511)	(56)
Proceeds from sale of property, plant and equipment	1,695	2,481	272
Acquisition of property, plant and equipment	(3,482,781)	(3,923,616)	(429,985)
Increase in advances for the purchase of property, plant and equipment	88,112	683,882	74,946
Decrease in advances and others	97,312	197,853	21,683
Acquisition of intangible assets	(436,000)	—	—
Cash dividends received	—	766	84

Net Cash Used in Investing Activities	(3,732,120)	(3,039,145)	(333,056)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in escrow accounts	(14,026)	686	75
Proceeds from short-term borrowings	—	23,000	2,521
Repayments of short-term borrowings	(297,484)		—
Proceeds from Medium-term Notes	(144,342)	(99,165)	(10,867)
Proceeds from long-term borrowings	720,595		—
Repayments of long-term borrowings	(144,621)	(1,212,366)	(132,862)
Payment for purchase of treasury stock	—	(689,468)	(75,558)
Repayments of promissory notes			—
Repayments of obligations under capital leases	(7,597)		—

Net Cash Used in Financing Activities	112,525	(1,977,313)	(216,691)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,665,068	(895,924)	(98,183)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(40,763)	(56,450)	(6,186)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,374,684	8,315,836	911,324

CASH AND CASH EQUIVALENTS AT END OF YEAR	6,998,989	7,363,462	806,955

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL
a.	Establishment and General Information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette No. 52 dated April 3, 1884.

In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the most recent amendment based on notarial deed No. 4 dated April 6, 2006 of A. Partomuan Pohan, S.H., LLM. and was published in State Gazette of the Republic of Indonesia No. 51 dated June 27, 2006, Supplement No. 666, among others, to amend the directors’ and commissioners’ authorities and responsibilities.

In accordance with Article 3 of its articles of association, the scope of the Company’s activities is as follows:
1.	The Company’s objective is to provide telecommunications and information facilities and services, in accordance with prevailing regulations.

2.	To achieve the above objective, the Company is involved in the following activities:
i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Performing activities and other undertakings in connection with the utilization and development of the Company’s resources and optimizing the utilization of the Company’s property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.
The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.
The Company’s business in the provision of domestic telecommunications services including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”) (Note 5).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Pursuant to Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). Government Regulation No. 8/1993, concerning the provision of telecommunications services, further regulates that cooperation to provide basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia (“MTPT”), through two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services.

Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also applied to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights did not affect the Company’s right to provide other domestic telecommunications services.

Under Law No. 36/1999 on Telecommunications, which took effect from September 2000, telecommunications activities cover:
i.	Telecommunications networks

ii.	Telecommunications services

iii.	Special telecommunications
National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, government agencies and legal entities other than telecommunications networks and service providers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Under Law No. 36/1999, activities that result in monopolistic practices and unfair competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/UM/VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local and domestic long-distance fixed-line telecommunications services, which initially would expire in December 2010 and December 2005, respectively, were shortened to expire in August 2002 and August 2003, respectively. In return, the Government was required to pay compensation to the Company (Note 30).

Based on a press release from the Coordinating Minister of Economics dated July 31, 2002, the Government decided to terminate the Company’s exclusive rights as a network provider for local and long-distance services with effect from August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and long-distance telecommunications services.

On May 13, 2004, pursuant to the Ministry of Communications Decree No. KP. 162/2004, the Company was granted a commercial license to provide International Direct Dialing (IDD) services.

Based on the resolution of the Annual General Meeting of Stockholders, the minutes of which have been summarized by deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of March 31, 2006 was as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

President Director	:	Arwin Rasyid
Vice President Director / Chief Operating Officer	:	Garuda Sugardo
Director of Finance	:	Rinaldi Firmansyah
Director of Network and Solution	:	Abdul Haris
Director of Enterprise and Wholesale	:	Arief Yahya
Director of Human Resources	:	John Welly
Director of Consumer	:	Guntur Siregar

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Subsequently, based on Extraordinary General Meeting of Stockholders, the minutes of which have been summarized by deed No. 45/II/2007 dated February 28, 2007 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of March 31, 2007 was as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

President Director	:	Rinaldi Firmansyah
Director of Finance	:	Sudiro Asno
Director of Network and Solution	:	I Nyoman Gede Wiryanata
Director of Enterprise and Wholesale	:	Arief Yahya
Director of Human Capital and General Affairs	:	Faisal Syam
Director of Consumer	:	Ermady Dahlan
Chief Information Technology Officer	:	Indra Utoyo
Director of Compliance and Risk Management	:	Prasetio
As of March 31, 2006 and 2007, the Company had 28,037 employees and 27,599 employees, respectively, while the subsidiaries had 6,046 employees and 6,790 employees, respectively.
b.	Public offering of shares of the Company

The Company’s total number of shares immediately prior to its initial public offering was 8,400,000,000, which consisted of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, the Government sold the Company’s shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government. A share offering was also conducted on the New York Stock Exchange (“NYSE”) and London Stock Exchange (“LSE”) for 700,000,000 Series B shares owned by the Government, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represented 20 Series B shares at that time.

In December 1996, the Government completed a block sale of 388,000,000 Series B shares, and later in 1997, distributed 2,670,300 Series B shares as an incentive to stockholders who did not sell their shares within one year from the date of the initial public offering. In May 1999, the Government sold 898,000,000 Series B shares.

Under Law No. 1/1995 on Limited Liability Companies, the minimum total par value of the Company’s issued shares of capital stock must be at least 25% of the total par value of the Company’s authorized capital stock, or in the Company’s case Rp5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital. The bonus shares were distributed to the existing stockholders in August 1999.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
b.	Public offering of shares of the Company (continued)

In December 2001, the Government conducted another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.

On July 30, 2004, the Annual General Meeting of Stockholders, the minutes of which were notarized by deed No. 26 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., resolved to decrease the par value of the Company’s shares from Rp500 to Rp250 by means of a 2-for-1 stock split. The Series A Dwiwarna share with par value of Rp500 was split to one Series A Dwiwarna share with par value of Rp250 and one Series B share with par value of Rp250. As a result of the stock split, the number of the Company’s authorized capital stock increased from one Series A Dwiwarna share and 39,999,999,999 Series B shares to one Series A Dwiwarna share and 79,999,999,999 Series B shares, and the number of the Company’s issued capital stock increased from one Series A Dwiwarna share and 10,079,999,639 Series B shares to one Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the plan to repurchase up to a maximum of 5% of the Company’s issued Series B shares for a total repurchase amount not exceeding Rp5,250,000 million. Up to May 25, 2007, the Company has repurchased 202,790,500 shares of the Company’s issued and outstanding Series B shares, representing approximately 1.01% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp1,746,547 million, including the broker and custodian fees (Note 29).

As of December 31, 2006, all of the Company’s Series B shares were listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 39,412,697 ADS shares were listed on the NYSE and LSE.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1. GENERAL (continued)
   c. Subsidiaries
     The Company has consolidated the following direct subsidiaries in Indonesia which it controls as a result of its majority ownership:

			Percentage of		Start of	Total Assets
			Ownership		Commercial	Before Eliminations
Subsidiaries	Domicile	Nature of Business	2006	2007	Operations	2006	2007
			%	%
PT Pramindo Ikat		Telecommunications
Nusantara	Medan	construction & services	100	100	1995	1,346,343	1,370,377

PT AriaWest International	Jakarta	Telecommunications	100	100	1995	1,253,319	775,386

PT Multimedia Nusantara	Jakarta	Multimedia	100	100	1998	60,575	90,290

PT Graha Sarana Duta	Jakarta	Real estate, construction
		and services	100	99.99	1982	112,225	153,714

PT Dayamitra Telekomunikasi	Jakarta	Telecommunications	100	100	1995	604,541	471,708

PT Indonusa Telemedia	Jakarta	Pay TV	96	96	1997	66,656	57,205

PT Telekomunikasi Selular	Jakarta	Telecommunications	65	65	1995	27,585,200	20,204,901

PT Napsindo Primatel Internasional	Jakarta	Telecommunications	60	60	1999	7,470	4,536

PT Infomedia Nusantara	Jakarta	Data and information
		service	51	51	1984	384,603	448,606
     The Company has also consolidated the following indirect subsidiaries:

				Ownership
				Percentage by		Start of
			Nature of	Subsidiaries		Commercial
Indirect Subsidiaries	Stockholders	Domicile	Business	2006	2007	Operations
				%	%
Telekomunikasi Selular	PT Telekomunikasi
Finance Limited	Selular	Mauritius	Finance	100	100	2002
Telkomsel Finance B.V.	PT Telekomunikasi Selular	Netherlands	Finance	100	100	2005
Aria West International	PT AriaWest
Finance B.V.	International	Netherlands	Finance	100	100	1996
PT Balebat Dedikasi	PT Infomedia
Prima	Nusantara	Indonesia	Printing	51	65	2000
	PT Multimedia		Banking data
PT Finnet Indonesia	Nusantara	Indonesia	and communication	60	60	2006

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Pramindo Ikat Nusantara (“Pramindo”)

Pramindo is the investor in KSO I, the joint operating scheme that provides telecommunications services in Sumatra. On April 19, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) (as amended on August 1, 2002) to acquire 100% of the issued and paid-up share capital of Pramindo. The Company acquired control of Pramindo on August 15, 2002, the date when the Company entered into a Stockholders Voting Agreement pursuant to which the Company obtained the right to vote all Pramindo’s shares and the right to nominate all the members of the Board of Directors and Board of Commissioners of Pramindo.

PT AriaWest International (“AWI”)

AWI is the investor in KSO III, the joint operating scheme that provides telecommunication services in West Java. On May 8, 2002, the Company entered into a Conditional Sale and Purchase Agreement to acquire 100% of the issued and paid-up capital of AWI. The acquisition was effective on July 31, 2003, the date when the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of AWI in which both parties agreed to the Company’s acquisition of AWI (Note 3).

On March 6, 2007, the name of PT Aria West International has been changed to PT Telekomunikasi Indonesia International.

PT Multimedia Nusantara (“Metra”)

Metra is engaged in providing multimedia telecommunications services.

On July 21, 2005, the Annual General Meeting of Stockholders of Metra resolved to issue additional share capital totaling Rp26,000 million to the Company. The Company paid the entire amount on October 21, 2005.

PT Graha Sarana Duta (“GSD”)

GSD is currently engaged primarily in leasing of offices as well as providing building management and maintenance services, civil consultant and developer.

On April 6, 2001, the Company acquired its 99.99% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp119,000 million. This acquisition resulted in goodwill of Rp106,348 million which was amortized over a period of five years (Note 15).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Dayamitra Telekomunikasi (“Dayamitra”)

Dayamitra is the investor in KSO VI, the joint operating scheme that provides telecommunications services in Kalimantan. The Company’s acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed. The Company also entered into an Option Agreement to acquire the remaining 9.68% interest from the selling stockholders. On December 14, 2004, the Company exercised the option to acquire the remaining 9.68% outstanding shares of Dayamitra by entering into a Sale and Purchase Agreement with TM Communications (HK) Ltd.

PT Indonusa Telemedia (“Indonusa”)

Indonusa is engaged in providing pay television and content services.

On August 8, 2003, the Company increased its investment in Indonusa from 57.5% to 88.08% through a share-swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) (Note 11c).

Pursuant to the extraordinary meeting of stockholders of Indonusa on October 29, 2003, Indonusa agreed to convert its payable to the Company amounting to Rp13,500 million into 1,350,000 shares of Indonusa. Following such conversion, the Company’s ownership in Indonusa increased from 88.08% to 90.39%.

The Company purchased 5.29% of Indonusa’s shares from PT Megacell Media for Rp4,000 million, thereby increasing the Company’s ownership interest from 90.39% to 95.68% after the settlement of payment on November 22, 2005.

PT Telekomunikasi Selular (“Telkomsel”)

Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology on a nationwide basis.

The Company’s cross-ownership transaction with Indosat in 2001 increased the Company’s ownership interest in Telkomsel to 77.72% (Note 30).

On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement with Singapore Telecom Mobile Pte. Ltd. (“Singtel”). Pursuant to the agreement, the Company sold 23,223 ordinary registered shares of Telkomsel, representing 12.72% of the issued and paid-up capital of Telkomsel for a total consideration of US$429 million (equivalent to Rp3,948,945 million). This transaction reduced the Company’s ownership in Telkomsel from 77.72% to 65%.

Based on Decision Letter No.19/KEP/M.KOMINFO/2/2006 of the Minister of Communication and Information Technology dated February 14, 2006, the Government granted Telkomsel an IMT-2000 license in the 2.1 GHz frequency bandwidth for a ten year period (3G license), extendable subject to evaluation (Note 15). In September 2006, Telkomsel started its commercial 3G service.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Telekomunikasi Selular (“Telkomsel”) (continued)

Based on the Decision Letter No. 101/KEP/M.KOMINFO/10/2006 dated October 11, 2006 of the Minister of Communication and Information Technology, Telkomsel operating licenses were updated granting Telkomsel the rights to provide:
a.	Mobile telecommunication services with radio frequency bandwith in the 900 MHz and 1800 MHz bands;

b.	Mobile telecommunication services IMT-2000 with radio frequency bandwith in the 2.1 GHz bands (3G); and

c.	Basic telecommunication services.
PT Napsindo Primatel Internasional (“Napsindo”)
Napsindo is engaged in providing “Network Access Point” (NAP), “Voice Over Data” (VOD) and other related services.
Based on the notarial deed No. 47 dated December 30, 2002 of H. Yunardi, S.H., the Company purchased 28% of Napsindo’s shares from PT Info Asia Sukses Makmur Mandiri for US$4.9 million (equivalent to Rp43,620 million), thereby increasing the Company’s ownership interest from 32% to 60% after the settlement of payment on January 28, 2003. Starting January 13, 2006 Napsindo’s operation has ceased.
PT Infomedia Nusantara (“Infomedia”)
Infomedia is engaged in providing telecommunications information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.
Telekomunikasi Selular Finance Limited (“TSFL”)
Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.
Telkomsel Finance B.V. (“TFBV”)
TFBV, a wholly owned subsidiary of Telkomsel, was established in Amsterdam, the Netherlands, on February 7, 2005, for the purpose of borrowing, lending and raising funds, including issuance of bonds, promissory notes or debt instruments.
Aria West International Finance B.V. (“AWI BV”)
AWI BV, a company established in the Netherlands, is a wholly owned subsidiary of AWI. AWI BV is engaged in rendering services in the field of trade and finance service.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Balebat Dedikasi Prima (“Balebat”)

Balebat is a company engaged in the printing business, domiciled in Bogor, Indonesia. On July 1, 2006 Infomedia purchased 14% of Balebat’s shares from other shareholders, thereby increasing Infomedia’s ownership interest from 51% to 65%.

PT Finnet Indonesia (“Finnet”)

Finnet is a company established in January 2006 that engaged in banking data and communication. Metra has 60% direct ownership interest in Finnet.

PT Pro Infokom Indonesia (“PII”)

On January 29, 2003, the Company together with PT Indonesia Comnets Plus, a subsidiary of Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara (“PLN”) and PT Prima Infokom Indonesia established PT Pro Infokom Indonesia (“PII”). The establishment was notarized by deed of A. Partomuan Pohan, S.H., LLM., notary in Jakarta, under Article of Association No. 24, dated January 29, 2003.

PII was established to develop a national information network system as the back-bone for the development of the Indonesian e-Government. PII was intended to maximize the utilization of both the Company’s and PLN’s existing infrastructures.

On January 20, 2005, the Company sold its entire 51% equity interest in PII to PT Prima Infokom Indonesia for Rp471 million. The revenues and expenses of PII as well as the related loss on the sale of the subsidiary were not significant to the consolidated statement of income.

d.	Authorization of the financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on May 28, 2007.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with accounting principles generally accepted in Indonesia.
a.	Basis for preparation of financial statements

The consolidated financial statements, except for the statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
a.	Basis for preparation of financial statements (continued)

Figures in the consolidated statements are rounded and presented in millions of Indonesian Rupiah (“Rp”), unless otherwise stated.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which every effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated in consolidation.

c.	Transactions with related parties

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (“PSAK”) No.7, “Related Party Disclosures”.

d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for by using the purchase method of accounting. Intangible assets acquired in a purchase business combination are amortized over their respective contactual lives. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.

The Company continually assesses whether events or changes in circumtances have ocurred that would require revision of the remaining useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In July 2004, the Indonesian Financial Accounting Standard Board issued PSAK No.38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control”, (PSAK 38R). Under PSAK 38R, the acquisition transaction with entities under common control is accounted for using book value, in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

The balance of “Difference in value of restruturing transactions between entities under common control” is reclassified to retained earnings when the common control relationship has ceased.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
e.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the balance sheet date, monetary assets and monetary liability balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were Rp9,055 and Rp9,065 to US$1, Rp10,968 and Rp10,985 to Euro1 and Rp77.01 and Rp77.11 to Japanese Yen1 as March 31, 2006 and Rp9,123 and Rp9,127 to US$1, Rp12,146 and Rp12,154 to Euro1 and Rp77.25 and Rp77.31 to Japanese Yen1 as of March 31, 2007. Telkomsel used Bank Indonesia middle rate, which were Rp9,075 to US$ 1 and Rp10,893 to Euro1 as of March 31, 2006 and Rp9,118 to US$ 1 and Rp12,184 to Euro 1 as of March 31, 2007. Management concludes that the difference of those exchange rates is not material to the consolidated financial statements.

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

f.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

g.	Investments
i.	Time deposits

Time deposits with maturities of more than three months are presented as temporary investments.

ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses from available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the income of the current year, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to income of the current year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Investments (continued)
iii.	Investments in associated companies

Investments in shares of stock in which the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

On a continuous basis, but no less frequently than at the end of each year, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any), projected discounted cash flows or other valuation techniques as appropriate.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with percentage of the interest sold.

The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the equity section.

iv.	Other investments

Investments in shares of stock with ownership interests of less than 20% that do not have readily determinable fair values and are intended for long-term investments are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any such write-down is charged directly to income of the current year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
h.	Trade and other receivables

Trade and other receivables are recorded net of an allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts. Accounts are written off against the allowance during the period in which they are determined to be not collectible.

Trade and other receivables are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The amount of the allowance is recognized in the consolidated statement of income within operating expenses – general and administrative. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

i.	Inventories

Inventories consist of components and modules which are expensed and transferred to property, plant and equipment upon use, respectively. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards and pulse reload voucher blanks, which are expensed upon sale. Inventories are stated at the lower of costs or net realizable value.

Cost is determined using the weighted average cost method for components, SIM cards, RUIM cards and prepaid voucher blanks, and the specific-identification method for modules.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

j.	Prepaid expenses

Prepaid expenses are amortized over their beneficial periods using the straight-line method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment – direct acquisitions

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-20
Satellite, earth station and equipment	3-15
Cable network	5-15
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5
Land is stated at cost and is not depreciated.

When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

The cost of maintenance and repairs is expensed as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity or improvement in the quality of output or standard of performance, are capitalized and depreciated in conjunction with the depreciation of the related property, plant and equipment over their remaining useful lives or their newly estimated useful lives.

When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the statements of income.

Computer software used for data processing is included in the value of the associated hardware.

Property under construction is stated at cost until construction is complete, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period, borrowing costs, which include interest expense and foreign exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalisation of borrowing cost ceases when the assets are ready for its intended use.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment – direct acquisitions (continued)

Equipment temporarily unused are reclassified into equipment not used in operation and depreciated over their estimated useful life using straight line method.

l.	Property, plant and equipment under capital leases

Property, plant and equipment acquired under capital leases are stated at the present value of minimum lease payments along with the residual values (option price) paid by the lessee at the end of lease period. At inception of the lease, a corresponding liability, which equals to the present value of minimum lease payments, is also recorded and subsequently reduced by the principal component of each minimum lease payment. The interest component of each minimum lease payment is recognized in the statements of income.

Leased assets are capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of at least 2 years.

Leased assets are depreciated using the same method and over the same estimated useful lives used for directly acquired property, plant and equipment.

m.	Revenue-sharing arrangements

Revenues from revenue-sharing arrangements are recognized based on Company’s share as agreed upon in the contracts.

The Company records assets under revenue-sharing agreements as “Property, plant and equipment under revenue-sharing arrangements” (with a corresponding initial credit to “Unearned income on revenue-sharing arrangements” presented in the liabilities section of the balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method (Note 2k).

Unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified to the “Property, plant and equipment” account.

n.	Joint operation schemes

Revenues from joint operation schemes include amortization of the investor’s initial payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
n.	Joint operation schemes (continued)

Unearned initial investor payments received as compensation from the KSO Investors were presented net of all direct costs incurred in connection with the KSO agreement and amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

MTR were recognized on a monthly basis, based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

The Company’s share of DKSOR was recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK No. 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK No. 35, “Accounting for Telecommunication Services Revenue”, the assets built by the KSO Investors under the joint operation schemes were recorded in the books of the KSO Investors which operate the assets and would be transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

As of March 31, 2007 the Company has obtained full control over all of the KSO operations by acquisition of its KSO investors or the businesses.

o.	Deferred charges for landrights

Costs incurred to process and extend the landrights are deferred and amortized using the straight-line method over the term of the landrights.

p.	Treasury stock

The reacquired Company’s stocks is accounted for using the reacquisition cost and presented as “Treasury Stock” to be deducted against the equity. The cost of reacquired Company’s stocks sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

q.	Revenue and expense recognition
i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service and ready for use. Revenues from usage charges are recognized as customers incur the charges.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
ii.	Cellular and fixed wireless telephone revenues

Revenues from post-paid services, which consist of connection fee as well as usage and monthly charges, are recognized as follows:
•	Connection fees for service connection are recognized as revenues at the time the connection occurs.

•	Airtime and charges for value added services are recognized based on usage by subscribers.

•	Monthly subscription charges are recognized as revenues when incurred by subscribers.
Revenues from prepaid card customers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular or RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:
•	Sale of SIM and RUIM card is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•	Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) is recognized initially as unearned income and recognized proportionately as usage revenue based on duration of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.
iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred based on agreement and are presented net of interconnection expenses.

iv.	Data and internet revenues

Revenues from installations (set-up) of internet, data communication and e-Business are recognized upon the completion of installations. Revenues from data communication and internet are recognized based on usage.

v.	Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases. Revenues are recognized based on subscription fee as specified in the agreements.
Expenses are recognized on an accrual basis and unutilized promotional credits and allowances are netted against unearned income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits
i.	Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, deducted by any plan assets, unrecognized actuarial gains or losses, and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that have terms to maturity approximating the terms of the related liability.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value of the defined benefit obligation and 10% of fair value of plan assets, are charged or credited to the income statement over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

ii.	Long service awards (“LSA”)

Employees are entitled to receive certain cash awards based on length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment or proportionately upon retirement or at the time of termination.

Actuarial gains or losses arising from experience adjustment and changes in actuarial assumptions are charged immediately to current income statement.

The obligation with respect to LSA is calculated by an independent actuary using the projected unit credit method.

iii.	Early retirement benefits

Early retirement benefits are accrued at the time a commitment to provide early retirement benefits is made as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.
Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such that a material element of future services by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits (continued)

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

s.	Income tax

The Company and its subsidiaries recognized deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries recognized deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax loss carryforwards, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited to the statement of income, except to the extent that it relates to items recognized directly in equity, such as difference in value of restructuring transactions between entities under common control (Note 2d) and effect of foreign currency translation adjustment for certain investments in associated companies (Note 2g.iii), in which case income tax is also charged or credited directly to equity.

Amendments to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

t.	Basic earnings per share and earnings per American Depositary Share (“ADS”)

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

u.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

v.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

Changes in fair value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of income. If a derivative instrument is designated and qualifies for hedge accounting, changes in fair value of derivative instruments are recorded as adjustments to the assets or liabilities being hedged in the income for the current year or in the stockholders’ equity, depending on the type of hedge transaction represented and the effectiveness of the hedge.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
w.	Dividends

Dividend distribution to the Company’s shareholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

x.	Intangible Assets

Intangible assets comprised of intangible assets from subsidiaries and business acquisition (see note 2d) and license. Intangible asset shall be recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Company and the cost of the asset can be reliably measured. Intangible asset is stated at cost less accumulated amortizaton and impairment, if any. Intangible asset is amortized over its useful life. The Company shall estimate the recoverable value of its intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and annual rights of usage (“BHP”) fee for the next ten years. The up-front fee is recorded as intangible asset and amortized using the straight line method over the term of the right to operate the 3G license (10 years). Amortization commences from the date when the assets attributable to the provision of the related services are available for use.

Based on management interpretation of the license conditions and the written confirmation from the Directorate General of Post and Telecommunication, it is believed that the license could be returned at any time without any financial obligation to pay the remaining outstanding BHP fees. Based on this fact, Telkomsel concluded that it has purchased the right to make annual operating payments to operate the 3G license. Accordingly, Telkomsel recognizes the BHP fees as expense when incurred.

Management of Telkomsel assess its plan to continue to use the license on an annual basis.

y.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.
3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp9,125 to US$1 published by Reuters on March 31, 2007. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
4.	AWI ACQUISITION

Effective on July 31, 2003 (the “closing date”), the Company acquired 100% of the outstanding common stock of AWI (previously the Company’s KSO III partner), for approximately Rp1,141,752 million plus the assumption of AWI’s debts of Rp2,577,926 million. The purchase consideration included non-interest bearing promissory notes with a face value of US$109.1 million (equivalent to Rp927,272 million), the present value of which at the discount rate of 5.16% at the closing date was estimated to be US$92.7 million (equivalent to Rp788,322 million). The promissory notes would be paid in 10 equal semi-annual installments beginning July 31, 2004.

The acquisition of AWI has been accounted for using the purchase method of accounting. There was no goodwill arising from this acquisition. The following table summarizes the final purchase price allocation of the acquired assets and assumed liabilities based on estimates of their respective fair values at the closing date:

Rp
Distributable KSO revenue receivable	540,267
Property, plant and equipment	1,556,269
Intangible assets	1,982,564
Other assets	34,372
Deferred tax liabilities	(393,794)

Fair value of net assets acquired	3,719,678
Borrowings assumed	(2,577,926)

Total purchase consideration	1,141,752

Intangible assets identified from this acquisition represent the right to operate the business in the KSO III area and the amount is being amortized over the then remaining term of the KSO agreement of 7.4 years (Note 15).

The outstanding promissory notes issued for the acquisition of AWI are presented as “Deferred consideration for business combinations” in the consolidated balance sheets (Note 25). As of March 31, 2006 and 2007, the outstanding promissory notes, before unamortized discount, amounted to US$76.4 million (equivalent to Rp751,036 million) and US$54.5 million (equivalent to Rp491,182 million), respectively.

The allocation of the acquisition cost described above was based on an independent appraisal report of fair values.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	AMENDMENT AND RESTATEMENT OF THE JOINT OPERATION SCHEME IN REGIONAL DIVISIONS IV AND VII
a.	Amendment and Restatement of the Joint Operation Scheme in Regional Division IV (“KSO IV”)

On January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the investor in KSO IV, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended are as follows:
•	The rights to operate fixed-line telecommunications services had been transferred to the Company, where KSO IV is operated under the management, supervision, control and responsibility of the Company.

•	Responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO IV had been assigned to the Company.

•	Risk of loss from damages or destruction of assets operated by KSO IV is transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in the existing property, plant and equipment (including new additional installations) and inventories will be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum Telkom Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that MGTI receives fixed monthly payments (“Fixed Investor Revenues”) beginning in February 2004 through December 2010 totaling US$517.1 million and the Company is entitled to the balance of KSO revenues net of operating expenses and payments to MGTI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to MGTI before any payments can be made to the Company.

•	In the event funds in KSO IV are insufficient to pay Fixed Investor Revenues to MGTI, the Company is required to pay the shortfall to MGTI.
As a result of the amendment of the KSO agreement, the Company obtained the legal right to control the financial and operating decisions of KSO IV. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	AMENDMENT AND RESTATEMENT OF THE JOINT OPERATION SCHEME IN REGIONAL DIVISIONS IV AND VII (continued)
a.	Amendment and Restatement of the Joint Operation Scheme in Regional Division IV (“KSO IV”) (continued)

The purchase price for this transaction was approximately US$390.7 million (equivalent to Rp3,285,362 million) which represented the present value of fixed monthly payments (totaling US$517.1 million) to be paid to MGTI beginning in February 2004 through December 2010 using a discount rate of 8.3% plus the direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp
Property, plant and equipment	2,377,134
Intangible assets	908,228

Total purchase consoderation	3,285,362

The allocation of the acquisition cost described above was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years (Note 15). There was no goodwill arising from this acquisition.

The Company’s consolidated results of operations has included the operating results of KSO IV since February 1, 2004 being the nearest convenient balance date.

As of March 31, 2006 and 2007, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$373.3 million (Rp3,384,115 million) and US$300.7 million (Rp2,744,659 million) and is presented as “Deferred consideration for business combinations” (Note 25).

b.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”)

On October 19, 2006, the Company and PT Bukaka Singtel International (“BSI”), the investor in KSO VII, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended and restated are as follow:
•	The rights to operate fixed-line telecommunications services had been transferred to the Company, where KSO VII is operated under the management, supervision, control and responsibility of the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	AMENDMENT AND RESTATEMENT OF THE JOINT OPERATION SCHEME IN REGIONAL DIVISIONS IV AND VII (continued)
b.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”) (continued)
•	The responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO VII had been assigned to the Company.

•	The risk of loss from damages or destruction of assets operated by KSO VII will be transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of BSI in existing property, plant and equipment (including new additional installations) and inventories will be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum Telkom Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that BSI receives fixed monthly payments (“Fixed Investor Revenues”) amounting to Rp55.64 billion beginning in October 2006 through June 2007 and amounting to Rp44.25 billion in July 2007 through December 2010. The Company is entitled to the balance of KSO revenues net of operating expenses and payments to BSI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to BSI before any payments could be made to the Company.

•	In the event funds in KSO VII are insufficient to pay Fixed Investor Revenues to BSI, the Company is required to pay the shortfall to BSI.
As a result of the amendment and restatement of the KSO agreement, the Company obtained the legal right to control financial and operating decisions of KSO VII. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting. As a condition precedent to the coming into effect of the amended KSO agreement, the Company has entered into assignment agreement with BSI and its business partners whereby BSI assigned its revenue sharing agreements with its business partners to the Company. The Company has accounted for these transactions in accordance with the accounting treatment for revenue sharing arrangements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	AMENDMENT AND RESTATEMENT OF THE JOINT OPERATION SCHEME IN REGIONAL DIVISIONS IV AND VII (continued)
b.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”) (continued)

The purchase price for this transaction was approximately Rp1,770,925 million which represents the present value of fixed monthly payments (totaling Rp2,359,230 million) to be paid to BSI beginning in October 2006 through December 2010 using a discount rate of 15% plus the direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp
Purchase consideration — at present value	1,770,925

Fair value of net assets acquired:
- Cash and cash equivalents	143,648
- Receivables	266,337
- Other current assets	69,960
- Property, plant and equipment	1,288,888
- Deferred tax assets	6,993
- Property, plant and equipment under revenue sharing arrangements	452,205
- Intangible assets	451,736
- Current liabilities	(456,637)
- Unearned income on revenue sharing arrangements	(452,205)

Fair value of net assets	1,770,925

The fair value of the property, plant and equipment and property, plant and equipment under revenue sharing arrangements described above was determined by an independent appraisal whereas the fair value of other assets and liabilities was determined by management. The intangible assets represent right to operate the business in the KSO VII area and the amount is being amortized over the remaining term of the KSO agreement of 4.3 years (Note 15). There was no goodwill arising from this acquisition.

The Company’s consolidated results of operations has included the operating results of KSO VII since October 1, 2006 being the nearest convenient balance date.

As of March 31, 2007, the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp2,060,867 million and is presented as “Deferred consideration for business combinations” (Note 25).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS

	2006	2007
Cash on hand	27,579	32,354

Cash in banks
Related parties
Rupiah
Bank Rakyat Indonesia	6,294	115,139
Bank Negara Indonesia	103,238	114,039
Bank Mandiri	156,091	109,565
Bank Pos Nusantara	1,201	514

Total	266,824	339,257

Foreign currencies
Bank Mandiri	95,700	35,170
Bank Negara Indonesia	4,634	11,980
Bank Rakyat Indonesia	607	618

Total	100,941	47,768

Total — related parties	367,765	387,025

Third parties
Rupiah
ABN AMRO Bank	117,270	118,847
Bank Central Asia	9,068	11,950
Citibank NA	1,432	8,082
Bank Bukopin	8,838	7,209
Deutsche Bank	7,420	3,251
Bank Sorong	—	2,719
Bank Niaga	905	1,652
Lippo Bank	1,079	1,611
Bank Mega	3,701	977
Bank Bumiputera Indonesia	3,299	327
Bank Buana Indonesia	2	246
Bank Danamon	217	201
Bank Internasional Indonesia	10	7
Bank Permata	—	7
Bank Muamalat Indonesia	4,000	—

Total	157,241	157,086

Foreign currencies
Citibank NA	5,290	8,653
Deutsche Bank	2,446	1,929
ABN AMRO Bank	36,347	163
Standard Chartered Bank	91	92
Bank Internasional Indonesia	50	57
Bank Central Asia	162	15
Bank Daichi	—	13
The Bank of Tokyo Mitsubishi	18	—

Total	44,404	10,922

Total — third parties	201,645	168,008

Total cash in banks	569,410	555,033

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS (continued)

	2006	2007
Time deposits
Related parties
Rupiah
Bank Negara Indonesia	1,147,595	2,034,905
Bank Mandiri	1,521,669	352,542
Bank Tabungan Negara	161,845	239,890
Bank Rakyat Indonesia	348,200	196,675

Total	3,179,309	2,824,012

Foreign currencies
Bank Mandiri	665,769	842,490
Bank Negara Indonesia	2,425	97

Total	668,194	842,587

Total — related parties	3,847,503	3,666,599

Third parties
Rupiah
Standard Chartered Bank	508,600	554,400
Bank Jabar	91,785	237,030
Citibank NA	419,100	137,300
Bank Niaga	132,170	114,170
Bank Mega	97,575	95,690
Bank Bukopin	92,770	67,415
Bank BTPN	45,330	57,125
Bank Muamalat Indonesia	5,000	56,740
Bank Danamon	73,765	55,965
Bank NISP	55,575	47,065
Bank Internasional Indonesia	—	27,190
Bank Syariah Mega Indonesia	23,765	8,000
Deutsche Bank	13,500	6,000
Bank Yudha Bhakti	8,000	3,945
Bank Nusantara Parahyangan	5,000	1,000
Bank Permata	—	102
Bank Bumiputera Indonesia	19,643	—

Total	1,591,578	1,469,137

Foreign currencies
Deutsche Bank	962,919	1,322,937
Citibank NA	—	175,157
Standard Chartered Bank	—	136,770
Bank Bukopin	—	3,650
Bank Mega	—	1,825

Total	962,919	1,640,339

Total — third parties	2,554,497	3,109,476

Total time deposits	6,402,000	6,776,075

Total cash and cash equivalents	6,998,989	7,363,462

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS (continued)

Range of interest rates per annum for time deposits is as follows:

	2006	2007
Rupiah	4.25%-13.00%	3.25%-9.75%
Foreign currencies	3.25%-4.00%	3.25%-3.75%
The related parties which the Company places its funds are Government-owned banks. The Company places a majority of its cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.

Refer to Note 47 for details of related party transactions.

7.	TRADE RECEIVABLES

Trade receivables from related parties and third parties arise from services provided to both retail and non-retail customers.
a.	By Debtor

Related parties:

	2006	2007
Government agencies	486,335	528,471
PT Citra Sari Makmur	18,744	41,235
PT Patra Telekomunikasi Indonesia	2,920	12,129
Kopegtel	4,936	4,094
PT Aplikanusa Lintasarta	3	3,454
KSO VII	114,129	—
PT Pasifik Satelit Nusantara	3,345	718
Others	4,311	37,246

Total	634,723	627,347
Allowance for doubtful accounts	(89,533)	(91,803)

Net	545,190	535,544

Trade receivables from certain related parties are presented net of the Company’s liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7.	TRADE RECEIVABLES (continued)
a.	By Debtor (continued)

Third parties:

	2006	2007
Residential and business subscribers	3,435,395	3,406,380
Overseas international carriers	216,019	247,094
Others	9,171	—

Total	3,660,585	3,653,474
Allowance for doubtful accounts	(603,454)	(691,513)

Net	3,057,131	2,961,961

b.	By Age

Related parties:

	2006	2007
Up to 6 months	219,579	421,949
7 to 12 months	186,097	47,223
13 to 24 months	162,698	36,203
More than 24 months	66,349	121,972

Total	634,723	627,347
Allowance for doubtful accounts	(89,533)	(91,803)

Net	545,190	535,544

Third parties:

	2006	2007
Up to 3 months	3,005,121	2,929,738
More than 3 months	655,464	723,736

Total	3,660,585	3,653,474
Allowance for doubtful accounts	(603,454)	(691,513)

Net	3,057,131	2,961,961

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7.	TRADE RECEIVABLES (continued)
c.	By Currency

Related parties

	2006	2007
Rupiah	607,528	615,472
United States Dollar	27,195	11,875

Total	634,723	627,347
Allowance for doubtful accounts	(89,533)	(91,803)

Net	545,190	535,544

Third parties

	2006	2007
Rupiah	3,393,532	3,343,819
United States Dollar	267,053	309,655

Total	3,660,585	3,653,474
Allowance for doubtful accounts	(603,454)	(691,513)

Net	3,057,131	2,961,961

d.	Movements in the allowance for doubtful accounts

	2006	2007
Beginning balance	685,668	784,789
Additions	142,894	122,179
Bad debts write-off	(135,575)	(123,652)

Ending balance	692,987	783,316

Management believes that the allowance for doubtful accounts is adequate to cover probable losses on uncollectible accounts.

Except for the amounts receivable from the Government agencies, management believes that there were no significant concentrations of credit risk on these receivables.

Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
8.	INVENTORIES

	2006	2007
Components	57,891	59,659
Allowance for obsolescence	(8,697)	(4,436)

Net	49,194	55,223

Modules	105,872	113,086
Allowance for obsolescence	(41,365)	(45,003)

Net	64,507	68,083

SIM cards, RUIM cards and prepaid voucher blanks	192,165	84,050
Allowance for obsolescence	(189)	(190)

Net	191,976	83,860

Total	305,677	207,166

Movements in the allowance for obsolescence are as follows:

	2006	2007
Beginning balance	48,347	48,098
Additions	1,904	1,807
Inventory write-off	—	(276)

Ending balance	50,251	49,629

Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.

Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.

At March 31, 2007, inventory held by a certain subsidiary was insured against fire, theft and other specified risks to PT Asuransi AIOI Indonesia for US$0.6 million. Management believes that the insurance amount is adequate to cover such risks.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
9.	PREPAID EXPENSES

	2006	2007
Rental	772,449	1,255,803
Salary	291,344	352,473
Frequency license	118,843	—
Insurance	9,182	42,450
Telephone directory issuance cost	34,441	47,330
Others	17,391	30,914

Total	1,243,650	1,728,970

Refer to Note 46 for details of related party transactions.

10.	OTHER CURRENT ASSETS

	2006	2007
Restricted time deposits — Bank Mandiri	154,016	4,623

As of March 31, 2006, the balance consists of the Company’s time deposits of US$13.6 million (equivalent to Rp123,635 million) and Rp30,381 million pledged as collateral for bank guarantees.

As of March 31, 2007, the balance consists of the Company’s time deposits of US$0.02 million (equivalent to Rp155 million) and Rp2,737 million and Infomedia’s time deposit of Rp1,731 million pledged as collateral for bank guarantees.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS

	2006
	Percentage
	of	Beginning		Share of	Translation	Ending
	Ownership	Balance	Addition	Net Income	Adjustment	Balance
Equity method:
PT Citra Sari Makmur	25.00	66,254	—	1,026	(12)	67,268
PT Patra Telekomunikasi Indonesia	40.00	25,070	—	145	—	25,215
PT Pasifik Satelit Nusantara	22.38	—	—	—	—	—

		91,324	—	1,171	(12)	92,483

Cost method:
Bridge Mobile Pte. Ltd.	14.29	9,290	—	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
PT Mandara Selular Indonesia	1.33	—	—	—	—	—

		10,076	—	—	—	10,076

		101,400	—	1,171	(12)	102,559

	2007
	Percentage			Share of
	of	Beginning		Net Income	Translation	Ending
	Ownership	Balance	Addition	(Loss)	Adjustment	Balance
Equity method:
PT Citra Sari Makmur	25.00	53,114	—	—	—	53,114
PT Patra Telekomunikasi Indonesia	40.00	26,007	—	2,977	—	28,984
PT Pasifik Satelit Nusantara	22.38	—	—	—	—	—

		79,121	—	2,977	—	82,098

Cost method:
Bridge Mobile Pte. Ltd.	12.50	9,290	—	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
PT Mandara Selular Indonesia	0.00	—	—	—	—	—

		10,076	—	—	—	10,076

		89,197	—	2,977	—	92,174

a.	PT Citra Sari Makmur (“CSM”)

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of March 31, 2006 and 2007, the carrying amount of investment in CSM was equal to the Company’s share in net assets of CSM.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS (continued)
b.	PT Patra Telekomunikasi Indonesia (“Patrakom”)

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

On August 26, 2005, the Company purchased 10% of Patrakom’s outstanding shares from Indosat for Rp4,250 million, thereby increasing the Company’s ownership interest from 30% to 40%.

As of March 31, 2006 and 2007, the carrying amount of investment in Patrakom was approximate to the Company’s share in net assets of Patrakom.

c.	PT Pasifik Satelit Nusantara (“PSN”)

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region.

As of December 31, 2001, the Company’s share of losses in PSN has exceeded the carrying amount of the investment. Accordingly, the investment value has been reduced to nil.

On August 8, 2003, as a result of share-swap transaction with PT Centralindo Pancasakti Cellular, the Company’s interest in PSN effectively increased to 43.69%. The Company’s decision to increase its ownership interest in PSN as part of the share-swap transactions was premised on the Company’s assessment that PSN’s satellite services would allow it to capitalize on a government program which called for the provision of telecommunication services to remote areas of Indonesia.

In 2005, the Company’s ownership interest was diluted to 35.5% as a result of debt to equity conversions consummated by PSN.

On January 20, 2006, PSN’s stockholders agreed to issue new shares to a new stockholder. The issuance of new shares resulted in dilution of the Company’s interest in PSN to 22.38%

d.	Bridge Mobile Pte. Ltd

On November 3, 2004, Telkomsel together with six other international mobile operators in Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific region.

Telkomsel contributed US$1.0 million (equivalent to Rp9,290 million) which represents a 14.286% ownership interest.

On April 14, 2005, Telkomsel’s ownership interest was diluted to 12.50% following issuance of new shares by Bridge Mobile Pte. Ltd to a new stockholder.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS (continued)
e.	PT Batam Bintan Telekomunikasi (“BBT”)

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

f.	PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

g.	PT Mandara Selular Indonesia (“Mobisel”)

Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution made by the Company of Rp10,398 million represented a 25% equity ownership in Mobisel.

As of December 31, 2002, the value of investment has been reduced to nil because the Company’s share of loss exceeded the carrying amount of investment in Mobisel.

In July 2003 and January 2004, Mobisel carried out a series of debt to equity conversions resulting in dilution of the Company’s ownership interest to 6.4%.

On December 20, 2004, Mobisel’s stockholders agreed to issue 306,000,000 new Series B shares to a new stockholder and an existing stockholder. The issuance of 306,000,000 new Series B shares resulted in dilution of the Company’s interest in Mobisel to 3.63%.

On May 27, 2005, the Company’s ownership interest was further diluted to 1.33% following the issuance of 1,179,418,253 new Series B shares by Mobisel.

On January 13, 2006, the Company sold its entire ownership interest in Mobisel to Twinwood Ventures Limited (third party) for Rp22,561 million. The gain on the sale amounted to Rp22,561 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT

	January 1,				March 31,
	2006	Additions	Deductions	Reclassifications	2006
At cost
Direct acquisitions
Land	334,447	18,496	—	—	352,943
Buildings	2,567,559	28,172	—	847	2,596,578
Switching equipment	10,829,881	7,500	—	—	10,837,381
Telegraph, telex and data communication equipment	215,792	195	—	—	215,987
Transmission installation and equipment	31,554,134	709,515	—	—	32,263,649
Satellite, earth station and equipment	4,944,004	1,843	(281)	—	4,945,566
Cable network	18,697,500	34	(990)	—	18,696,544
Power supply	1,312,395	774	—	—	1,313,169
Data processing equipment	7,842,373	257,248	—	—	8,099,621
Other telecommunications peripherals	904,151	5,978	(301)	—	909,828
Office equipment	649,938	4,269	(300)	186	654,093
Vehicles	186,383	1,634	(1,385)	—	186,632
Other equipment	115,544	121	—	—	115,665
Property under construction:
Buildings	21,775	1,219	—	(1,025)	21,969
Switching equipment	13,172	15,885	—	—	29,057
Transmission installation and equipment	714,399	212,801	—	5,393	932,593
Satellite, earth station and equipment	133	—	—	—	133
Cable network	3,771	10,219	—	(5,401)	8,589
Power supply	61	7,758	—	—	7,819
Data processing equipment	1,567,260	929,051	—	—	2,496,311
Other telecommunications peripherals	3,524	4,158	—	—	7,682
Leased assets
Vehicles	330	—	—	—	330
Transmission installation and equipment	257,380	—	—	—	257,380

Total	82,735,906	2,216,870	(3,257)	—	84,949,519

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,109,838	40,983	—	—	1,150,821
Switching equipment	6,472,592	188,560	—	—	6,661,152
Telegraph, telex and data communication equipment	201,527	1,042	—	—	202,569
Transmission installation and equipment	11,991,282	1,036,897	—	—	13,028,179
Satellite, earth station and equipment	1,306,061	84,441	(281)	—	1,390,221
Cable network	10,395,684	403,712	(990)	—	10,798,406
Power supply	1,032,190	20,400	—	—	1,052,590
Data processing equipment	2,938,131	251,757	—	—	3,189,888
Other telecommunications peripherals	793,983	17,880	(301)	—	811,562
Office equipment	543,138	9,185	(294)	—	552,029
Vehicles	179,601	974	(821)	—	179,754
Other equipment	101,564	1,262	—	—	102,826
Leased assets
Vehicles	70	—	—	—	70
Transmission installation and equipment	27,002	8,296	—	—	35,298

Total	37,092,663	2,065,389	(2,687)	—	39,155,365

Net Book Value	45,643,243				45,794,154

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,				March 31,
	2007	Additions	Deductions	Reclassifications	2007
At cost
Direct acquisitions
Land	399,338	2,175	(50)	13,854	415,317
Buildings	2,758,673	22,877	—	53,511	2,835,061
Switching equipment	21,335,512	2,692	—	471,168	21,809,372
Telegraph, telex and data communication equipment	189,701	—	—	—	189,701
Transmission installation and equipment	34,621,302	111	—	2,997,378	37,618,791
Satellite, earth station and equipment	5,568,809	62,456	—	—	5,631,265
Cable network	19,515,317	11,560	—	9,406	19,536,283
Power supply	3,269,686	2,641	—	245,664	3,517,991
Data processing equipment	5,332,847	45,259	—	413,202	5,791,308
Other telecommunications peripherals	626,631	—	—	(3,226)	623,405
Office equipment	759,959	11,004	—	4,758	775,721
Vehicles	171,778	61	—	(219)	171,620
Other equipment	113,093	351	—	—	113,444
Property under construction:
Buildings	35,105	59,151	—	(70,604)	23,652
Switching equipment	1,334,956	453,157	—	(471,158)	1,316,955
Transmission installation and equipment	2,987,094	2,797,965	—	(2,927,699)	2,857,360
Cable network	7,159	1,785	—	(2,829)	6,115
Power supply	17,644	485,334	—	(258,863)	244,115
Data processing equipment	16	415,483	—	(410,372)	5,127
Other telecommunications peripherals	—	10,465	—	—	10,465
Leased assets
Transmission installation and equipment	265,820	—	—	—	265,820

Total	99,310,440	4,384,527	(50)	63,971	103,758,888

Accumulated depreciation and impairment
Direct acquisitions
Buildings	1,290,020	44,253	—	(99)	1,334,174
Switching equipment	11,195,005	537,025	—	—	11,732,030
Telegraph, telex and data communication equipment	185,736	106	—	—	185,842
Transmission installation and equipment	12,163,943	995,171	—	27,661	13,186,775
Satellite, earth station and equipment	1,947,875	108,194	—	—	2,056,069
Cable network	11,495,878	350,723	—	(1,611)	11,844,990
Power supply	1,500,435	81,737	—	(5)	1,582,167
Data processing equipment	3,688,200	179,408	—	(9,656)	3,857,952
Other telecommunications peripherals	587,545	3,705	—	6,490	597,740
Office equipment	593,038	12,335	—	901	606,274
Vehicles	161,018	1,053	—	(167)	161,904
Other equipment	101,211	1,118	—	—	102,329
Leased assets
Transmission installation and equipment	133,476	8,296	—	—	141,772

Total	45,043,380	2,323,124	—	23,514	47,390,018

Net Book Value	54,267,060				56,368,870

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	2006	2007
Proceeds from sale of property, plant and equipment	1,695	2,481
Net book value	—	—

Gain on disposal	1,695	2,481

In accordance with the amended and restated KSO VII agreement with BSI (Note 5b) dated October 19, 2006, the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period (December 31, 2010). As of March 31, 2007, the net book value of these property, plant and equipment items was Rp1,130,845 million.

In accordance with the amended and restated KSO IV agreement with MGTI (Note 5a), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period (December 31, 2010). As of March 31, 2006 and 2007, the net book value of these property, plant and equipment was Rp1,553,545 million and Rp1,047,795 million, respectively.

In the first quarter of 2005, the Government of Indonesia issued a series of regulations in its efforts to rearrange the frequency spectra utilized by the telecommunications industry. This action has resulted in the Company not being able to utilize certain frequency spectra it had used to support its fixed wireline cable network by the end of 2006. As a result of these regulations, certain of the Company’s cable network facilities within the fixed wireline segment, which comprised primarily of Wireless Local Loop (“WLL”) and Approach Link equipment operating in the affected frequency spectra, could no longer be used by the end of 2006. The Company had accordingly shortened its estimate of the remaining useful lives for WLL and Approach Link equipment in the first quarter in 2005 and depreciated the remaining net book value of these assets through December 31, 2006.

Further, on August 31, 2005, the Minister of Communication and Information Technology (“MoCI”) issued a press release which announced that in order to conform with the international standards and as recommended by the International Telecommunications Union – Radiocommunication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for the International Mobile Telecommunications-2000 (“IMT-2000” or “3G”) network. In its press release, the MoCI also announced that the CDMA-based technology network which the Company used for its fixed wireless services could only operate in the 800 MHz frequency spectrum. The Company utilizes the 1900 MHz frequency spectrum for its fixed wireless network in Jakarta and West Java areas while for other areas, the Company utilizes the 800 MHz frequency spectrum. As a result of this Government’s decision, the Company’s Base Station System (“BSS”) equipment in Jakarta and West Java areas which are part of transmission installation and equipment for fixed wireless network could no longer be used by the end of 2007. Management expects the BSS equipment will be completely replaced with BSS equipment operating in 800 MHz by the end of June 2007. The Company changed its estimate of the remaining useful lives for the Jakarta and West Java BSS equipment and depreciates the remaining net book value of these assets through June 30, 2007. The effect of this change in estimate increased depreciation expense as of March 31, 2006 and 2007 by Rp126,583 million (Rp88,608 million after tax) and Rp23,789 million (Rp16,652 million after tax), respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

As of March 31, 2007, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of March 31, 2007, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

Interest capitalized to property under construction amounted to Rp nil for the three months period ended March 31, 2006 and 2007.

As of March 31, 2007, certain accounts related to telecommunication equipments of subsidiaries were reclassified to a more detail group of assets to conform with the Company’s presentation. The reclassification have no impact to the economic useful life of the assets.

Foreign exchange loss capitalized as part of property under construction amounted to Rp nil and Rp nil for three months period ended March 31, 2006 and 2007, respectively.

The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 20-30 years, which will expire between 2007 and 2036. Management believes that there will be no difficulty in obtaining the extension of the landrights when they expire.

The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where they are still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

As of March 31, 2007, property, plant and equipment, of the Company and its subsidiaries, except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana, PT Asuransi Wahana Tata and PT Asuransi Export Indonesia (“ASEI”) against fire, theft and other specified risks. Total cost of assets being insured amounted to Rp30,026,099 million and US$4,295 million, which was covered by Sum Insured Basis with maximum loss claim of Rp2,484,947 million and covered by First Loss Basis of US$250 million and Rp824,000 million including business recovery of Rp324,000 million with Automatic Reinstatement of Loss Clausul. In addition, the Telkom-1 and Telkom-2 satellite were insured separately for US$39.2 million and US$55.1 million respectively. Management believes that the insurance coverage is adequate.

On May 27, 2006, Yogyakarta within Division Regional IV Central Java experienced an earthquake where an insurance claim amounting to Rp14,934 million has been made. Operationally, the facilities have been re-operated gradually since June 2006.

On July 17, 2006, the Pangandaran, area of Division Regional III West Java and Banten experienced a tsunami with the estimated total loss of Rp368 million. The Company did not file a claim since the estimated total loss still below the deductible level.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

In 2006, Telkomsel exchanged its certain infrastructures equipment with a net book value of Rp440,355 million for new equipment with a value of Rp440,357 million. The resulting gain of Rp2 million was charged to current operation.

Certain property, plant and equipment of the Company and subsidiaries have been pledged as collateral for lending agreements (Notes 20 and 24).

The Company has lease commitments for certain transmission installation and equipment, and vehicles with the option to purchase the leased assets at the end of the lease terms. Future minimum lease payments for the assets under capital leases as of March 31, 2007 are as follows:

Year	Rupiah
2007	53,903
2008	78,161
2009	78,161
2010	78,161
2011	78,161
Later	24,470

Total minimum lease payments	391,017
Interest	(161,351)

Net present value of minimum lease payments	229,666
Current maturities	(21,666)

Long-term portion	208,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13. PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

	January 1,				March 31,
	2006	Additions	Deductions	Reclassifications	2006
At cost:
Land	3,428	—	—	—	3,428
Buildings	8,021	—	—	—	8,021
Switching equipment	275,035	—	—	—	275,035
Transmission installation and equipment	283,438	—	—	—	283,438
Cable network	268,413	268	—	(581)	268,100
Other telecommunications peripherals	169,304	—	—	—	169,304

Total	1,007,639	268	—	(581)	1,007,326

Accumulated depreciation:
Land	1,771	43	—	—	1,814
Buildings	4,366	112	—	—	4,478
Switching equipment	185,689	6,168	—	—	191,857
Transmission installation and equipment	83,294	6,166	—	—	89,460
Cable network	114,126	5,332	—	(89)	119,369
Other telecommunications peripherals	68,988	17	—	—	69,005

Total	458,234	17,838	—	(89)	475,983

Net Book Value	549,405				531,343

	January 1,				March 31,
	2007	Additions	Deductions	Reclassifications	2007
At cost:
Land	4,646	—	—	—	4,646
Buildings	5,110	—	—	—	5,110
Switching equipment	365,293	—	—	—	365,293
Transmission installation and equipment	296,365	—	—	—	296,365
Cable network	618,845	—	—	—	618,845
Other telecommunications peripherals	168,754	—	—	—	168,754

Total	1,459,013	—	—	—	1,459,013

Accumulated depreciation:
Land	2,703	58	—	—	2,761
Buildings	2,926	64	—	—	2,990
Switching equipment	172,341	8,678	—	—	181,019
Transmission installation and equipment	103,253	9,380	—	—	112,633
Cable network	124,740	16,972	—	—	141,712
Other telecommunications peripherals	87,418	6,213	—	—	93,631

Total	493,381	41,365	—	—	534,746

Net Book Value	965,632				924,267

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (continued)

In accordance with revenue-sharing arrangements agreements, the ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.

The balances of unearned income on revenue-sharing arrangements as of March 31, 2006 and 2007 are as follows:

	2006	2007
Gross amount	1,007,326	1,459,013

Accumulated amortization:
Beginning balance	(969,150)	(641,839)
Addition (Note 36)	(31,277)	(67,920)
Deduction	387,612	—

Ending balance	(612,815)	(709,759)

Net	394,511	749,254

14.	ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of March 31, 2006 and 2007 consist of:

	2006	2007
Advances for purchase of property, plant and equipment	165,595	292,542
Deferred landrights charges	84,192	85,729
Security deposits	30,518	32,691
Restricted cash	869	91,738
Others	37,889	218,329

Total	319,063	721,029

As of March 31, 2007, equipment not used in operation represented Base Transceiver Station (“BTS”) and other equipments of the Company and Telkomsel temporarily taken out from operations but planned to be reinstalled.

As of March 31, 2006 and 2007, restricted cash represented cash received from the Government relating to compensation for early termination of exclusive rights to be used for construction of certain infrastructures (Note 30) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.

Deferred landrights charges represented costs to extend the contractual life of the landrights which have been deferred and amortized over the contractual life.

Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
15.	GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

The changes in the carrying amount of goodwill and other intangible assets for the years ended March 31, 2006 and 2007 are as follows:

		Other
		intangible
	Goodwill	assets	Total
Gross carrying amount:
Balance as of December 31, 2005	106,348	7,151,111	7,257,459
Addition-3G License Telkomsel	—	436,000	436,000

	106,348	7,587,111	7,693,459

Accumulated amortization:
Balance as of December 31, 2005	(97,491)	(2,666,696)	(2,764,187)
Amortization expense for three months period	(5,317)	(231,488)	(236,805)

Balance as of March 31, 2006	(102,808)	(2,898,184)	(3,000,992)

Net book value	3,540	4,688,927	4,692,467

Weighted-average amortization period	5 years	8.08 years

Gross carrying amount:
Balance as of December 31, 2005	106,348	8,038,848	8,145,196

Accumulated amortization:
Balance as of December 31, 2005	(106,348)	(3,602,242)	(3,708,590)
Amortization expense for three months period	—	(262,884)	(262,884)

Balance as of March 31, 2007	(106,348)	(3,865,126)	(3,971,474)

Net book value	—	4,173,722	4,173,722

Weighted-average amortization period	5 years	7.58 years
Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, AWI, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas (Note 5). Goodwill resulted from the acquisition of GSD (Note 1c).

The estimated annual amortization expense relating to other intangible assets for each of the next four years beginning from January 1, 2007 would be Rp1,003,071 million per year.

In February 2006, Telkomsel obtained a 3G mobile cellular operating license for 2.1 GHz frequency bandwidth for a 10-year period, which is extendable subject to evaluation. The upfront fee for the 3G license amounted to Rp436,000 million was recognized as an intangible asset and is amortized over the term of the 3G license.

As of March 31, 2007, management believed that there was no indication of impairment.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
16.	ESCROW ACCOUNTS

Escrow accounts as of March 31, 2006 and 2007 consist of the following:

	2006	2007
Citibank N.A., Singapore	3,205	—
Bank Mandiri	6,421	—
Bank Danamon	—	1,162
Bank Negara Indonesia	—	80
Bank Internasional Indonesia	—	145

	9,626	1,387

a.	Citibank N.A., Singapore

This escrow account with Citibank N.A., Singapore (“Dayamitra Escrow Agent”) was established to facilitate the payment of the Company’s obligations under the Conditional Sale and Purchase Agreement and Option Agreement entered between the Company and the selling stockholders of Dayamitra.

In 2004, the Company repaid the entire obligations under the Conditional Sale and Purchase Agreement, and since then this escrow account had been used to facilitate the payment of the Company’s obligations under the Option Agreement with TM Communications (Hk) Ltd.

The escrow account earned interest at LIBOR minus 0.75% per annum, computed on a daily basis. The interest income earned was included as part of the escrow funds. The remaining funds available would be transferred to the Company after all of the obligations related to the Dayamitra transaction had been satisfied. As of March 27, 2006, the Company has fully repaid the option strike price.

b.	Bank Mandiri

The escrow account with Bank Mandiri was established by Dayamitra in relation with the credit facilities from Bank Mandiri (Note 24b).

On September 23, 2006, the Company repaid the entire obligation and the remaining funds available in the escrow account was transferred to the Company on December 6, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
16.	ESCROW ACCOUNTS (continued)
c.	Bank Danamon, Bank Internasional Indonesia, and Bank Negara Indonesia

The escrow accounts with Bank Danamon, Bank Internasional Indonesia, and Bank Negara Indonesia were established in relation with the revenue sharing arrangement in telecommunications equipment in Divre VII East Indonesia.
17.	TRADE PAYABLES

	2006	2007
Related parties
Payables to other telecommunications providers	271,948	97,642
Concession fees	440,698	662,818
Purchases of equipment, materials and services	186,529	113,891

Total	899,175	874,351

Third parties
Purchases of equipment, materials and services	2,728,483	6,083,457
Payables related to revenue-sharing arrangements	92,888	203,236
Payables to other telecommunication providers	76,948	49,127

Total	2,898,319	6,335,820

Total	3,797,494	7,210,171

Trade payables by currency are as follows:

	2006	2007
Rupiah	3,086,919	6,690,521
U.S. Dollar	663,657	427,093
Euro	46,273	46,937
Singapore Dollar	—	45,596
Great British Pound Sterling	19	—
Japanese Yen	—	24
Australian Dollar	581	—
Dollar Hongkong	45	—

Total	3,797,494	7,210,171

Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
18.	ACCRUED EXPENSES

	2006	2007
Salaries and benefits	657,502	1,309,258
Operations, maintenance and telecommunications services	391,742	650,188
General, administrative and marketing	510,963	419,523
Interest and bank charges	218,946	199,394

Total	1,779,153	2,578,363

19.	UNEARNED INCOME

	2006	2007
Prepaid pulse reload vouchers	1,577,535	2,052,562
Other telecommunication services	8,400	4,338
Others	123,395	97,227

Total	1,709,330	2,154,127

20.	SHORT-TERM BANK LOANS

	2006	2007
Bank Central Asia	—	116,667
Bank Mandiri	—	116,666
Bank Negara Indonesia	—	100,000
Bank Niaga	6,800	15,800
Bank Bumiputera Indonesia	—	8,000

Total	6,800	357,133

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS (continued)
a.	Bank Central Asia

On December 3, 2004, Telkomsel entered into a loan agreement with Deutsche Bank AG, Jakarta (as “Arranger” and “Agent”) and Bank Central Asia (as “Lender”) with a total facility of Rp170,000 million. Under the agreement, the Lender may transfer its rights, benefits and obligations to any bank or financial institution by delivering the Transfer Agreement to the Agent and notifying Telkomsel. The facility carried interest at a rate equal to the 3-month Certificates of Bank Indonesia plus 1% (i.e. 13.09% as of March 31, 2005) payable quarterly in arrears and unsecured. The loan was due on February 1, 2006. As of March 31, 2005, the principal outstanding amounted to Rp170,000 million. On February 1, 2006, Telkomsel repaid the entire loan balance and the loan agreement was terminated.

On August 15, 2006, Telkomsel signed a loan agreement with Bank Central Asia for a Rp350,000 million short-term facility. The loan amount under the short-term facility would be repaid in three quarterly installments commencing after three months from the availability period (i.e. the earlier of November 15, 2006 and the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 12.86% as of March 31, 2007) and is unsecured. The principal outstanding as of March 31, 2007 amounted to Rp116,667 million.

b.	Bank Mandiri

On August 15, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a Rp350,000 million short-term facility. The short-term facility would be repaid in three quarterly installment commencing after three months from the availability period (i.e the earlier of November 15, 2006 or the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 12.86% as of March 31, 2007) and is unsecured. The principal outstanding as of March 31, 2007 amounted to Rp116,666 million.

c.	Bank Negara Indonesia (“BNI”)

On August 15, 2006, Telkomsel signed a loan agreement with BNI for a Rp300,000 million short-term facility. The short-term facility would be repaid in three quarterly installments commencing after three months from the availability period (i.e the earlier of November 15, 2006 and the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5%. (i.e., 12.86% as of March 31, 2007) and is unsecured. The principal outstanding as of March 31, 2007 amounted to Rp100,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS (continued)
d.	Bank Niaga

On April 25, 2005, Balebat entered into a loan agreement for a 12% per annum fixed rate revolving credit facility of Rp800 million and an investment credit facility of Rp1,600 million (Note 24g). These credit facilities are secured by Balebat’s property located in West Java up to a maximum of Rp3,350 million.The applicable fixed interest rate and maturity date of the revolving credit facility was amended on July 26, 2005 to 12.5% per annum and May 30, 2006, respectively and subsequently on June 13, 2006 to 16.5% per annum and May 30, 2007, respectively. Based on the amendment on June 13, 2006, the revolving credit facility amounted to Rp800 million was combined with the short-term fixed credit facility of Rp4,000 million as described in Note 24g. Additionally, Balebat obtained credit facility of Rp500 million at a fixed interest rate of 16.75% per annum maturing on May 30, 2007. As of March 31, 2006 and 2007, the principal outstanding balance amounted to Rp800 million and Rp800 million, respectively.

On October 18, 2005, GSD entered into a loan agreement with Bank Niaga for a short-term facility of Rp3,000 million for a one-year term. The loan facility was secured by certain GSD’s property, carried interest at 14.5% per annum and would expire on October 18, 2006. On June 7, 2006, the loan agreement was amended to increase the maximum facility amount and interest rate to Rp8,000 million and 16.25% per annum, respectively. On November 3, 2006, the loan agreement was amended (2nd amendment agreement) to change the interest rate to 15.5% for the period October 18, 2006 to October 18, 2007. As of March 31, 2006 and 2007, the principal outstanding amounted to Rp3,000 million and Rp8,000 million, respectively.

In October 2005, GSD also entered into a loan agreement with the Bank Niaga to obtain a Rp12,000 million short-term facility, which would expire on October 18, 2006. The borrowing under this facility carried interest at 14.5% per annum. On June 7, 2006, the credit agreement was amended to reduce the maximum facility to Rp7,000 million and to change the interest rate to 16.25% per annum. On November 3, 2006, the loan agreement was amended (2nd amendment agreement) to change the interest rate to 15.5% for the period October 18, 2006 to October 18, 2007. The principal outstanding as of March 31, 2006 and 2007 was Rp3,000 and Rp7,000 million, respectively.

The credit facilities of Rp8,000 million and Rp7,000 million are secured by GSD’s property located in Jakarta.

e.	Bank Bumiputera Indonesia

On February 15, 2006, GSD entered into a loan agreement with Bank Bumiputera Indonesia amounted to Rp8,000 million with interest at 17% per annum, unsecured and repayable by monthly installments. The loan is payable within 12 months from the signing date and will mature on February 15, 2007. As of March 31, 2007 the loan was fully drawn-down and the principal outstanding amounted to Rp8,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
21.	MATURITIES OF LONG-TERM LIABILITIES
a.	Current maturities

	Notes	2006	2007
Bank loans	24	837,583	1,655,205
Notes and Bonds	23	144,627	1,463,376
Deferred consideration for business combinations	25	644,526	1,055,668
Two-step loans	22	540,287	518,365
Obligations under capital leases	12	24,559	21,666

Total		2,191,582	4,714,280

b.	Long-term portion

		(In billions of Rupiah)
	Notes	Total	2008	2009	2010	2011	Later
Two-step loans	22	3,879.1	264.8	422.9	399.5	372.1	2,419.8
Bank loans	24	2,018.6	974.1	720.8	216.1	107.6	—
Deferred consideration for business combinations	25	3,256.0	800.8	1,151.6	1,197.6	106.0	—
Obligations under capital leases	12	208.0	27.5	34.8	44.2	56.1	45.4

Total		9,361.7	2,067.2	2,330.1	1,857.4	641.8	2,465.2

22.	TWO-STEP LOANS

Two-step loans are loans, which were obtained by the Government from overseas banks and consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of drawdown. The loans are unsecured. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22. TWO-STEP LOANS (continued)
     The details of the two-step loans as of March 31, 2006 and 2007 are as follows:

	Interest Rate		Outstanding
Creditors	2006	2007	2006	2007
Overseas banks	3.10% - 11.64%	3.10% - 11.64%	4,845,064	4,353,987
Consortium of contractors	3.20%	3.20%	78,648	43,489

Total			4,923,712	4,397,476
Current maturities			(540,287)	(518,365)

Long-term portion			4,383,425	3,879,111

The details of two-step loans obtained from overseas banks as of March 31, 2006 and 2007 are as follows:

	Interest Rate		Outstanding
Currencies	2006	2007	2006	2007
U.S. Dollar	4.00% - 6.81%	4.00% - 7.39%	1,972,168	1,733,746
Rupiah	8.54% - 11.64%	8.54% - 11.43%	1,754,117	1,551,650
Japanese Yen	3.10%	3.10%	1,118,779	1,068,591

Total			4,845,064	4,353,987

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and are due on various dates through 2024.

Details of two-step loans obtained from a consortium of contractors as of March 31, 2006 and 2007 are as follows:

	Interest Rate		Outstanding
Currencies	2006	2007	2006	2007
Japanese Yen	3.20%	3.20%	78,648	43,489

Total			78,648	43,489

The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and are due on various dates through June 15, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	TWO-STEP LOANS (continued)

Two-step loans which are payable in Rupiah bear either a fixed interest rate or a floating rate based upon the average interest rate on three-month Certificates of Bank Indonesia during the six-months preceding the installment due date plus 1%, or a floating interest rate offered by the lenders plus 5.25%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

As of March 31, 2007, the Company has used all facilities under the two-step loans program and the draw-down period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:
a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.
As of March 31, 2007, the Company complied with the above mentioned ratios.
23. NOTES AND BONDS

	2006	2007
Bonds	993,172	998,458
Medium-term Notes	609,479	464,918

Total	1,602,651	1,463,376
Current maturities	(144,627)	(1,463,376)

Long-term portion	1,458,024	—

a.	Bonds

On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002 and secured with all assets owned by the Company. The bonds are traded on the Surabaya Stock Exchange and will mature on July 16, 2007. The trustee of the bonds is PT Bank Rakyat Indonesia Tbk (effective from January 17, 2006 replacing PT Bank Negara Indonesia (Persero) Tbk) and the custodian is PT Kustodian Sentral Efek Indonesia.

As of March 31, 2007, the ratings for the bonds were AAA and BB+ by Pefindo and Standard and Poor’s, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	NOTES AND BONDS (continued)
a.	Bonds (continued)

As of March 31, 2006 and 2007, the outstanding principal amount of the bonds and the unamortized bond issuance costs are as follows:

	2006	2007
Principal	1,000,000	1,000,000
Bond issuance costs	(6,828)	(1,542)

Net	993,172	998,458

During the period when the bonds are outstanding, the Company is required to comply with all covenants or restrictions including maintaining consolidated financial ratios as follows:
1. Debt service coverage ratio should exceed 1.5:1
2. Debt to equity ratio should not exceed:
a. 3:1 for the period January 1, 2002 to December 31, 2002
b. 2.5:1 for the period January 1, 2003 to December 31, 2003
c. 2:1 for the period January 1, 2004 to the redemption date of the bonds
3. Debt to EBITDA ratio should not exceed 3:1
In 2005, the Company breached a covenant in the bonds indenture which stipulated that during the period when the bonds are outstanding, the Company would not make any loans to or for the benefit of any person which in aggregate exceed Rp500,000 million. On March 24, 2006, the Company obtained a written waiver from PT Bank Rakyat Indonesia Tbk, the trustee of the bonds, with regard to providing loans to certain subsidiaries which in aggregate exceed Rp500,000 million.
b.	Medium-term Notes

On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as “Initial Purchasers”) to issue medium-term notes (the “Notes”) for a total principal amount of Rp1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the AWI acquisition amounting to US$123.0 million.

The Notes consist of four Series with the following maturities and interest rates:

Series	Principal	Maturity	Interest rate
A	290,000	June 15, 2005	7.70%
B	225,000	December 15, 2005	7.95%
C	145,000	June 15, 2006	8.20%
D	465,000	June 15, 2007	9.40%

Total	1,125,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	NOTES AND BONDS (continued)
b.	Medium-term Notes (continued)

Interest on the Notes is payable semi-annually beginning June 15, 2005 through June 15, 2007. The Notes are unsecured and will at all times rank pari passu with other unsecured debts of the Company. The Company may at any time, before the maturity dates of the Notes, repurchase the Notes in whole or in part.

On June 15, 2005, December 15, 2005 and June 15, 2006, the Company repaid the Series A, Series B and Series C Notes.

As of March 31, 2006 and 2007, the outstanding principal and unamortized debt issuance costs are as follows:

	2006	2007
Principal	610,000	465,000
Debt issuance costs	(521)	(82)

	609,479	464,918
Current maturities	(144,510)	(464,918)

Long-term portion	464,969	—

As of March 31, 2007, the Pefindo’s rating for the Notes was AAA.
During the period when the Notes are outstanding, the Company must comply with all covenants or restrictions including maintaining financial ratios as follows:
1. Debt service coverage ratio should exceed 1.5:1
2. Debt to equity ratio should not exceed 2:1
3. Debt to EBITDA ratio should not exceed 3:1
The Company complied with the covenants for the whole financial years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS
     The details of long-term bank loans as of March 31, 2006 and 2007 are as follows:

			2006		2007
			Outstanding		Outstanding
			Original		Original
		Total Facility	Currency	Rupiah	Currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	Equivalent	(in millions)	Equivalent
The Export-Import Bank of Korea	US$	124.0	117.6	1,065,767	105.8	965,751
Bank Mandiri	Rp	1,032,425.0	309,418.0	309,418	—	760,000
Bank Central Asia	Rp	923,000.0	2,717,744.0	271,744	—	614,349
Citibank N.A.	US$	114.8	58.6	566,984	39.2	356,780
	Euro	73.4	36.7	399,576	22.0	268,173
	Rp	500,000.0	200,000.0	200,000	—	400,000
Bank BNI	Rp	300,000.0	—	—	—	240,000
Consortium of banks	Rp	150,000.0	64,319.0	64,319	—	22,035
Lippo Bank	Rp	18,500.0	—	—	—	16,561
Bank Niaga	Rp	32,800.0	8,150.0	8,150	—	26,190
Bank Bukopin	Rp	5,300.0	5,050	5,050	—	3,980

Total				2,891,008		3,673,819
Current maturities of bank loans				(837,583)		(1,655,205)

Long-term portion				2,053,425		2,018,614

a.	The Export-Import Bank of Korea

On August 27, 2003, the Company entered into a loan agreement with The Export-Import Bank of Korea for a loan facility of US$124.0 million. The loan was used to finance the CDMA procurement from the Samsung Consortium and the facility was available until April 2006. The loan bears interest, commitment and other fees totaling 5.68%. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006. As of March 31, 2006 and 2007, the principal outstanding amounted to US$117.6 million (equivalent to Rp1,065,767 million) and US$105.8 million (equivalent to Rp965,751 million), respectively.

b.	Bank Mandiri

On December 20, 2003, Dayamitra obtained a Rp40,000 million credit facility from Bank Mandiri. The loan amount under the facility would be repaid on a quarterly basis beginning from the end of the third quarter of 2004 until the end of the fourth quarter of 2006 and carried interest at 14% per annum which would be subject to change to reflect any changes in the market rate (14% as of December 31, 2005). The loan was obtained to finance the construction of the Fixed Wireless CDMA project pursuant to the procurement agreement entered into between Dayamitra and Samsung Electronic Co. Ltd. As of March 31, 2006, the principal outstanding under this facility was Rp8,828 million and the loan was fully repaid in July 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
b.	Bank Mandiri (continued)

The above loan was collateralized by Dayamitra’s telecommunications equipment/network with the CDMA technology financed by these facilities, and Dayamitra’s share in the DKSOR of KSO VI. In addition, Dayamitra was required to maintain a minimum balance of Rp6,000 million in an escrow account established to facilitate loan repayments (Note 16b).

On March 13, 2003, Balebat entered into a loan agreement with Bank Mandiri for a facility of Rp2,500 million. This facility was secured by Balebat’s operating equipment and matured in July 2006. As of March 31, 2006, the interest rate charged on the loan was 15% per annum, and was payable on a monthly basis. The principal was repayable by monthly installments. As of March 31, 2006, the principal outstanding under this facility amounted to Rp590 million and the loan was fully repaid in July 2006.

On March 20, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a facility of Rp600,000 million. The loan is payable to Bank Mandiri in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 20, 2007 and the date on which the facility has been fully drawn). The loan bears floating interest rate of three-month Certificate of Bank Indonesia plus 1.75% (i.e., 11.25% as of March 31, 2007) and unsecured. The principal outstanding as of March 31, 2007 amounted to Rp480,000 million.

On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp350,000 million. This facility is in 5 quarterly installments commencing six months after the end of the availability period (the earlier of August 15, 2007 or the date when the facility has been fully drawn down). The loan bears floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of March 31, 2006) and unsecured. The principal outstanding as of March 31, 2006 amounted to Rp280,000 million.

c.	Bank Central Asia

On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001 with PT Pirelli Cables Indonesia and PT Siemens Indonesia.

The amounts drawn from the facility bear interest at 4.35% plus the three-month time deposit rate (i.e 13.18% and 12.27% as of March 31, 2006 and 2007, respectively). The loans would be repaid in twelve unequal quarterly installments beginning in July 2004. The loan was originally scheduled to mature in October 2006 but was amended in 2004 to mature in April 2007 instead.

Total principal outstanding as of March 31, 2006 and 2007 was Rp129,140 million and Rp14,349 million, respectively.

The loan facility from Bank Central Asia is not collateralized.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
c. Bank Central Asia (continued)
During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1. EBITDA to interest ratio should exceed 4:1 2. EBITDA to interest and principal ratio should exceed 1.5:1 3. Debt to EBITDA ratio should not exceed 3:1
In 2005, the Company breached a covenant in the loan agreement which stipulates that the Company will not make any loans to or for the benefit of any person which in aggregate exceed Rp500,000 million. On April 24, 2006, the Company obtained a written waiver from Bank Central Asia with regard to providing loans to certain subsidiaries which in aggregate exceed Rp500,000 million.
On March 16, 2006, Telkomsel signed a loan agreement with Bank Central Asia for a facility of Rp400,000 million. The loan is payable to Bank Central Asia in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 16, 2007 and the date on which the facility has been fully drawn). The loan bears a floating an interest rate of three-month Certificate of Bank Indonesia plus 1.75% (i.e., 11.25% as of March 31, 2007) and unsecured. The principal outstanding as of March 31, 2007 amounted to Rp320,000 million.
On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Central Asia for Rp350,000 million. This facility is payable for 5 quarterly installments commencing six months after the end of the availability period (the earlier of August 15, 2007 and the date when the facility has been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of March 31, 2007) and unsecured. The principal outstanding as of March 31, 2007 amounted to Rp280,000 million.
d. Citibank N.A.
1.	Hermes Export Facility

On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG) (Note 51a.i), Telkomsel entered into the Hermes Export Facility Agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (“Arranger”) covering a total facility of Euro76.2 million divided into several tranches.

The agreement was subsequently amended on October 15, 2003, amending the Facility amount to Euro73.4 million and the payment dates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
d. Citibank N.A. (continued)
1.	Hermes Export Facility (continued)

The interest rate per annum on the Facility is determined based on the EURIBOR plus 0.75% per annum (i.e., 3.33% as of March 31, 2006 and 4.48% as of March 31, 2007) and unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (May 29, 2003). As of March 31, 2006 and 2007, the outstanding balance was Euro36.7 million (equivalent to Rp399,576 million) and Euro22.0 million (equivalent to Rp268,173 million), respectively.

The schedule of the principal payments on this long-term loan as of December 31, 2006 is as follows:

	Amount
	Euro	Rupiah
Year	(in millions)	equivalent
2007	14.7	173,996
2008	7.3	86,998

	22.0	260,994

2.	High Performance Backbone (“HP Backbone”) Loans
a.	On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“Lender” and “Guarantor”), providing a total facility of US$23.4 million.

The facility was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra. The credit facility is unsecured.

The lender required a fee of 8.4% of the total facility. This fee was paid twice during the agreement period, 15% of the fee was required to be paid in cash and 85% was included in the loan balance.

As of March 31, 2006 and 2007, the outstanding loan was US$12.6 million (equivalent to Rp133,983 million) and US$8.4 million (equivalent to Rp76,509 million), respectively. The loan is payable in ten semi-annual installments beginning in April 2004.

The amounts drawn from the facility bear interest at a rate equal to the six-month LIBOR plus 0.75% (i.e., 5.04% and 6.11% as of March 31, 2006 and 2007, respectively).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
d. Citibank N.A. (continued)
2. High Performance Backbone (“HP Backbone”) Loans (continued)
b.	On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee obtained from Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21.0 million. The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.

The amounts drawn from the facility bear a fixed interest rate of 4.14%. The loans are payable in ten semi-annual installments beginning in December 2003. Total principal outstanding as of March 31, 2006 and 2007 was US$9.3 million (equivalent to Rp84,112 million) and US$5.6 million (equivalent to Rp50,812 million), respectively. The credit facility is unsecured.
During the period when the loans are outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1. Debt service coverage ratio should exceed 1.5:1
2. Debt to equity ratio should not exceed:
a. 3:1 for the period April 10, 2002 to January 1, 2003
b. 2.75:1 for the period January 2, 2003 to January 1, 2004
c. 2.5:1 for the period January 2, 2004 to January 1, 2005
d. 2:1 for the period January 2, 2005 to the full repayment date of the loans
3. Debt to EBITDA ratio should not exceed:
a. 3.5:1 for the period April 10, 2002 to January 1, 2004
b. 3:1 for the period January 2, 2004 to the full repayment date of the loans
In 2005, the Company has breached a covenant in the loan agreements which stipulate that the Company will not make any loans or grant any credit to or for the benefit of any person which in aggregate exceed 3% of shareholders’ equity. On May 12, 2006, the Company obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries which in aggregate exceed 3% of stockholders’ equity.

3.	EKN-Backed Facility

On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia, Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (“Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (“Arranger”) covering a total facility amount of US$70.5 million, divided into several tranches.

The agreement was subsequently amended on December 17, 2004, to reduce the total Facility to US$68.9 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
d.	Citibank N.A. (continued)
3.	EKN-Backed Facility (continued)

The interest rate per annum on the Facility is determined based on CIRR (Commercial Interest Reference Rate) of 3.52% plus 0.5% per annum (i.e., 4.02% as of March 31, 2006 and 2007) and unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (July 31, 2003).

In addition to the interest, in 2004, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for the loan utilization amounting to US$1.5 million, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

No amount were drawn down from the Facility in 2005 and 2006. As of March 31, 2006 and 2007, the outstanding balance was US$40.6 million (equivalent to Rp368,889 million) and US$25.2 million (equivalent to Rp229,459 million), respectively.

The schedule of the principal payments on this long-term loan as of March 31, 2007 is as follows:

	Amount
	US$	Rupiah
Year	(in millions)	Equivalent
2007	15.5	141,178
2008	9.7	88,281

	25.2	229,459

4.	Medium Term Loan

On March 21, 2006, Telkomsel signed a medium term loan agreement with Citibank, N.A., Jakarta Branch for a facility of Rp500,000 million. The loan is repayable to Citibank in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 21, 2007 and the date on which the facility has been fully drawn). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.75% (i.e., 11.25% as of March 31, 2007) and unsecured. The principal outstanding as of March 31, 2007 amounted to Rp400,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
d.	Citibank N.A. (continued)

The following table summarizes the principal outstanding on the various long-term loans from Citibank N.A. as of March 31, 2006 and 2007:

		2006		2007
		Foreign		Foreign
		Currencies	Rupiah	Currencies	Rupiah
		(in millions)	Equivalent	(in millions)	Equivalent
Hermes Export Facility	Euro	36.7	399,576	22.0	268,173
HP Backbone loans	US$	21.9	198,095	14.0	127,321
EKN-Backed Facility	US$	40.6	368,889	25.2	229,459
Medium Term Loan	Rp	—	—	400,000.0	400,000

Total			966,560		1,024,953
Current maturities			(371,981)		(592,089)

Long-term portion			594,579		432,864

e.	Bank Negara Indonesia (“BNI”)

On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BNI for Rp300,000 million. This facility is payable for 5 quarterly installment commencing six months after the end of the availability period (the earlier date of August 15, 2007 and the date when the facility has been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of March 31, 2007) and unsecured. The principal outstanding as of March 31, 2007 amounted to Rp240,000 million.

f.	Consortium of banks

On June 21, 2002, the Company entered into a loan agreement with a consortium of banks for a facility of Rp400,000 million to finance the Regional Division V Junction Project. Bank Bukopin, acting as the facility agent, charged interest at the rate of 19% for the first year from the signing date and at the rate of the highest average three-month deposit rate of each creditors plus 4% for the remaining years. The draw-down period expires 19 months from the signing of the loan agreement and the principal is payable in 14 quarterly installments starting from April 2004. The loan facility is secured by project equipment, with a value of not less than Rp500,000 million.

Subsequently, based on an addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp150,000 million, the draw-down period was amended to expire 18 months from the signing of the addendum, the repayment schedule was amended to 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007, and the value of the project equipment secured was reduced to Rp187,500 million.

As of March 31, 2006 and 2007, interest rate charged on the loan was 12.94% and 12.69%, respectively, and principal outstanding was Rp64,319 million and Rp22,035 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
f.	Consortium of banks (continued)

During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1. Debt to equity ratio should not exceed 3:1
2. EBITDA to interest expense should exceed 5:1
As of March 31, 2007, the Company complied with the above mentioned ratios.

g.	Bank Niaga

On December 28, 2004, Balebat entered into a loan agreement with Bank Niaga providing a total facility of Rp7,200 million comprising Rp5,000 million to finance the construction of plant (“Investment Facility”) with interest at 13.5% per annum and Rp2,200 million to finance certain purchases of machinery (“Specific Transaction Facility”) with the interest at 12% per annum. The interest rate was subsequently increased to 17% per annum on December 1, 2005. The Investment Facility is repayable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is repayable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a value of Rp8,450 million. As of March 31, 2006 and 2007, principal outstanding under these facilities amounted to Rp4,563 million and Rp2,968 million, respectively.

On December 22, 2005 the loan agreement was amended to include a short term credit facility of Rp4,000 million with maturity date and interest rate of December 22, 2006 and 12.5% per annum, respectively. On June 13, 2006, the facility was combined with the revolving credit facility of Rp800 million (Note 20d).

On June 13, 2006, Balebat also received additional facility of Rp2,500 million which consist of transaction facility of Rp2,000 million to finance the purchase of printing machine and Rp500 million to finance the purchase of operational vehicle with interest rate 16.5% per annum. These facilities will be due on October 30, 2011 and November 28, 2009, respectively. Both facilities secured by Balebat’s property located in West Java. As of March 31, 2007, the outstanding loans of the facilities was Rp2,154 million.

As discussed in Note 20d, on April 25, 2005, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp2,400 million which includes an investment credit facility of Rp1,600 million with maturity date of October 25, 2009. The investment credit facility loan is payable in 48 unequal monthly installments beginning in November 2005 through October 2009. The investment credit facility bears interest at a rate equal to market rate plus 2% (17% as of March 31, 2007). As of March 31, 2006 and 2007, the principal outstanding amounted to Rp1,533 million and Rp1,067 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2006 AND 2007, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
h.	Bank Bukopin

On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for various facilities totaling Rp5,300 million. The loans were obtained to finance the acquisition of a property. The loan is payable in 60 monthly installments. A portion of the facilities of Rp4,200 million will mature in June 2010 and the remainder of Rp1,100 million will mature in December 2010. As of March 31, 2006 and 2007, interest rate charged on the loan was 15.75%. The facilities are secured by certain Infomedia’s property. As of March 31, 2006 and 2007, the principal outstanding amounted to Rp5,050 million and Rp3,981 million, respectively.

i.	Bank Lippo

On May 29, 2006, Infomedia entered into a loan agreement with Bank Lippo for a facility of Rp18,500 million to finance its Call Center project with Telkomsel. The facility bears interest at 15.5% per annum and is secured by Infomedia’s receivables on the Call Center contract with Telkomsel amounted to Rp23,125 million until the due date of the loan within 36 months from the withdrawal date. As of March 31, 2007, the principal outstanding amounted to Rp16,561 million.
25.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS

These represent the Company’s obligation to the Selling Stockholders of AWI in respect of the Company’s acquisition of 100% of AWI, TM Communication (HK) Ltd. in respect of the Company’s exercise of the Option Agreement to purchase the remaining 9.68% of Dayamitra shares, MGTI in respect of the Company’s acquisition of KSO IV, and BSI in respect of the Company’s acquisition of KSO VII.

	2006	2007
AWI transaction (Note 4)
PT Aria Infotek	311,506	209,091
The Asian Infrastructure Fund	74,168	49,784
MediaOne International I B.V.	207,671	139,394
Less discount on promissory notes	(40,602)	(21,206)

	552,743	377,063

KSO IV transaction (Note 5)
MGTI	3,403,152	2,744,659
Less discount	(621,742)	(394,025)

	2,781,410	2,350,634

KSO VII transaction (Note 5\)
BSI	—	2,060,867
Less discount	—	(476,867)

	—	1,584,000

Total	3,334,153	4,311,697
Current maturity — net of discount (Note 21a)	(644,526)	(1,055,669)

Long-term portion — net of discount	2,689,627	3,256,028

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
26. MINORITY INTEREST

	2006	2007
Minority interest in net assets of subsidiaries:
Telkomsel	7,183,337	9,123,375
Infomedia	84,834	104,851
Metra	3,586	2,622
GSD	5	—

Total	7,271,762	9,230,848

	2006	2007
Minority interest in net income (loss) of subsidiaries:
Telkomsel	974,985	1,048,779
Infomedia	(12,060)	(10,064)
GSD	—	(7)
Metra	(414)	122

Total	962,511	1,038,830

27.	CAPITAL STOCK

	2006
		Percentage	Total Paid-up
Description	Number of Shares	of Ownership	Capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,989,078,731	9.88	497,270
The Bank of New York	1,471,609,256	6.41	367,902
Board of Commisioners (Note 1a):
Petrus Sartono	19,116	—	5
Board of Directors (Note 1a):
Garuda Sugardo	16,524	—	4
Guntur Siregar	19,980	—	5
John Welly	4	—	—
Abdul Haris	1,000	—	—
Public (individually less than 5%)	6,378,783,957	32.52	1,594,696

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
27.	CAPITAL STOCK (continued)

	2007
		Percentage	Total
Description	Number of Shares	of Ownership	Paid-up Capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,656,405,338	8.22	414,101
The Bank of New York	1,519,651,896	7.54	322,277
Board of Commissioners:
Petrus Sartono	—	—	—
Board of Directors:
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	6,471,532,722	32.10	1,675,520

Total	19,968,083,780	99.05	4,992,021
Treasury Stock (Note 29)	191,915,500	0.95	47,979

Total	20,159,999,280	100.00	5,040,000

The Company only issued one Series A Dwiwarna Share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of the Stockholders with respect to election and removal of Commissioners and Directors and to amend the Company’s article of association.

Series B shares give the same and equal rights to all the Series B shareholders.

28.	ADDITIONAL PAID-IN CAPITAL

	2006	2007
Proceeds from sale of 933,333,000 shares in excess of par value through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
29.	TREASURY STOCK

Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the plan to repurchase the Company’s issued and outstanding Series B shares. The proposals to a stock repurchase programs, under the following terms and conditions: (i) maximum stock repurchase would be 5% of the Company’s issued Series B shares with total cost not to exceed Rp5,250,000 million; (ii) the period determined for the acquisition would not be longer than 18 months (December 21, 2005 to June 20, 2007), in accordance with BAPEPAM Regulation No.XI.B.2.

As of March 31, 2006 the Company has repurchased 191,915,500 Series B shares of the Company’s issued and outstanding Series B shares representing 0.95% of the Company’s issued and outstanding Series B shares, for a total repurchased amount of Rp1,641,680 million (included broker commision and custodian fee).

The movement of shares held in treasury arising from the programs for repurchase of shares was the following:

	2007
	Number of share	Rp
Balance as of January 1, 2007	118,376,500	952,211
Number of shares acquired	73,539,000	689,469

Balance as of March 31, 2007	191,915,500	1,641,680

Historical unit cost of repurchase of treasury shares:

Rp
Weighted average	8,554
Minimum	6,633
Maximum	10,755
The acquisition unit cost has included the total cost for the shares repurchase programs i.e. broker commission and custodian fee. Up to balance sheet date none of the shares acquired were sold.

30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

Cross-ownership transactions and acquisition of Pramindo

On April 3, 2001, the Company signed a Conditional Sale and Purchase Agreement with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:
i.	The acquisition by the Company of Indosat’s 35% equity interest in Telkomsel for US$945.0 million (“Telkomsel Transaction”);

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (continued)

Cross-ownership transactions and acquisition of Pramindo (continued)
ii.	The acquisition by Indosat of the Company’s 22.5% equity interest in PT Satelit Palapa Indonesia (“Satelindo”) for US$186.0 million (“Satelindo Transaction”);

iii.	The acquisition by Indosat of the Company’s 37.66% equity interest in PT Aplikanusa Lintasarta (“Lintasarta”) and convertible bonds of Rp4,051 million issued by Lintasarta for US$38.0 million (“Lintasarta Transaction”); and

iv.	The acquisition by Indosat of all of the Company’s rights and novation of all of the Company’s obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), together with all of the Company’s assets being used as KSO IV assets, for US$375.0 million (“KSO IV Transaction”).
Lintasarta’s convertible bonds were subsequently converted into shares, thereby reducing the Company’s 37.66% equity interest to 37.21% prior to the consummation of the Lintasarta Transaction.

The Telkomsel and Lintasarta Transactions were consummated on May 16, 2001 based on Deed of Share Transfer No. 1/V/2001/triplo and No. 2/V/2001/duplo, respectively, of Notary Ny. Liliana Arif Gondoutomo, S.H.

The Satelindo Transaction was consummated on July 23, 2001 after DeTeAsia Holding GmbH and PT Bimagraha Telekomindo (the other Satelindo stockholders) waived their pre-emptive rights on 7.26% and 13.06% of Satelindo’s shares, respectively.

On February 1, 2002, the Company and Indosat announced the cancellation of the KSO IV Transaction. As a result, the Company settled this portion of the cross-ownership transaction in cash.

At the time of the transactions, the Government was the majority and controlling shareholder of both the Company and Indosat. Accordingly, the Telkomsel, Satelindo and Lintasarta Transactions have been accounted for as a restructuring of entities under common control. The Company’s acquisition of a controlling interest in Telkomsel was accounted for in a manner similar to that of pooling of interests accounting (carryover basis). Accordingly, for reporting purposes, the financial statements of the Company and those of Telkomsel have been combined, as if they had been combined from the beginning of the earliest period presented. The effects of the transactions between the Company and Telkomsel before the combination were eliminated in preparing the combined financial statements. On the consummation dates of the transactions, the difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

In connection with the acquisition of Pramindo on August 15, 2002, the portion representing Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. On the acquisition date, the difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (continued)

Cross-ownership transactions and acquisition of Pramindo (continued)

The difference in the value of the restructuring transactions between the entities under common control arising from the cross-ownership transactions and acquisition of Pramindo can be summarized as follows:

		Historical
	Consideration	Amount of
	Paid/	Net Assets/	Deferred	Change
	(Received)	Investment	Income Tax	in Equity	Total	Tax	Net
Cross-ownership transactions with Indosat in 2001:
Acquisition of 35% equity interest in Telkomsel	10,782,450	1,466,658	337,324	—	8,978,468	—	8,978,468
Sale of 22.5% equity interest in Satelindo	(2,122,260)	—	—	(290,442)	(2,412,702)	(627,678)	(1,785,024)
Sale of 37.66% equity interest in Lintasarta	(437,631)	116,834	—	—	(320,797)	(119,586)	(201,211)

Total	8,222,559	1,583,492	337,324	(290,442)	6,244,969	(747,264)	6,992,233

Acquisition of 13% equity interest in Pramindo in 2002 from Indosat (Note 5b)	434,025	137,987	—	—	296,038	—	296,038

Total	8,656,584	1,721,479	337,324	(290,442)	6,541,007	(747,264)	7,288,271

On December 20, 2002, the Government sold its 41.94% ownership interest in Indosat to STTC and waived its special voting rights with respect to the Series A Dwiwarna share. As a result, as of December 20, 2002, the Government ceased to be the majority and controlling shareholder of Indosat and consequently, the Company no longer considered Indosat as a common control entity from that date. As discussed in Note 4, in connection with the adoption of PSAK 38R and pursuant to a ruling issued by BAPEPAM regarding the initial application of PSAK 38R by public companies, the Company has reclassified the difference in the value of the restructuring transactions between the entities under common control account resulting from the cross-ownership transactions and acquisition of Pramindo as a charge to retained earnings as of January 1, 2005.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (continued)

Compensation for early termination of exclusive rights

As discussed in Note 1a, on July 31, 2002, the Government decided to terminate the Company’s exclusive rights to provide local and domestic long-distance fixed-line telecommunications services taking effect since August 1, 2002.

On March 30, 2004, the Minister of Communications issued Announcement No. PM.2 year 2004 regarding the Implementation of Restructuring in the Telecommunications Sector which, among others, stipulates that the Government shall pay compensation for early termination of exclusive rights to the Company amounting to Rp478,000 million, net of tax.

On December 15, 2005, the Company signed an agreement on Implementation of Compensation for Termination of Exclusive Rights with the State Minister of Communication and Information – Directorate General of Post and Telecommunications, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp478,000 million to the Company over a five-year period where Rp90,000 million shall be paid from the 2005 State budget, Rp90,000 million from the 2006 State budget and the remaining Rp298,000 million shall be paid gradually or in one lump-sum payment based on the State’s financial ability. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunications infrastructure.

As of March 31, 2006, the Company has received Rp180,000 million in relation to the compensation for the early termination of exclusivity right, being Rp90,000 million paid on December 30, 2005 and Rp90,000 million on December 28, 2006. The Company recorded these amounts in “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section. These amounts are recorded as a component of stockholders’ equity because the Government is the majority and controlling shareholder of the Company. The Company will record the remaining amount of Rp298,000 million when it is received.

As of March 31, 2006, the development of the related infrastructure amounted to Rp90,702 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
31.	TELEPHONE REVENUES

	2006	2007
Fixed lines
Local and domestic long-distance usage	1,828,566	1,856,465
Monthly subscription charges	854,649	923,529
Installation charges	44,333	31,888
Phone cards	267	639
Others	4,093	55,055

Total	2,731,908	2,867,576

Cellular
Air time charges	4,280,097	5,430,504
Monthly subscription charges	83,401	64,643
Connection fee charges	31,776	33,996
Features	112,641	50,659

Total	4,507,915	5,579,802

Total Telephone Revenues	7,239,823	8,447,378

32.	INTERCONNECTION REVENUES

	2006	2007
Cellular	1,778,732	2,549,436
International	210,757	146,563
Others	54,769	94,383

Total	2,044,258	2,790,382

As of March 31, 2006 interconnection tariff scheme was percentage of revenue sharing between operators. In 2007, pursuant to Minister Regulation No. 08/Per/M.KOMINFO/02/2006, the Company recorded interconnection expenses due to implementation of cost allocation based interconnection tariff (Notes 38 and 51).

Refer to Note 47 for details of related party transactions.

33.	REVENUE UNDER JOINT OPERATION SCHEMES

	2006	2007
Minimum Telkom Revenues	69,172	—
Share in Distributable KSO Revenues	92,256	—
Amortization of unearned initial investor payments under Joint Operation Schemes	262	—

Total	161,690	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
33.	REVENUE UNDER JOINT OPERATION SCHEMES (continued)
KSO revenues were shares of the Company’s revenues under joint operation agreement with the KSO investors. On October 19, 2006, the Company has amended the KSO VII agreement and as of that date the Company has obtained the operational control over KSO VII (Note 5e and 49). As of December 31, 2006 the Company has obtained full control over all of the KSO operations by acquisition of its KSO investors or the businesses.
34.	DATA AND INTERNET REVENUES

	2006	2007
SMS	1,669,872	2,017,799
Internet	232,664	297,726
Data communication	161,522	549,851
VoIP	78,889	46,866
e-Business	7,920	8,788

Total	2,150,867	2,921,030

35.	NETWORK REVENUES

	2006	2007
Leased lines	22,495	193,188
Satellite transponder lease	112,254	15,566

Total	134,749	208,754

Refer to Note 47 for details of related party transactions.

36.	REVENUE-SHARING ARRANGEMENTS REVENUES

	2006	2007
Revenue-Sharing Arrangements revenues	44,188	64,752
Amortization of unearned income (Note 13)	31,277	67,920

Total	75,465	132,672

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
37.	OPERATING EXPENSES — PERSONNEL

	2006	2007
Salaries and related benefits	571,582	724,486
Vacation pay, incentives and other benefits	566,309	646,793
Employee income tax	159,011	217,080
Net periodic pension cost (Note 44)	108,878	114,946
Net periodic post-retirement	150,234	181,042

Housing	72,602	101,944
Long service awards (Note 45)	40,418	41,873
Medical	3,712	2,447
Other employee benefits (Note 44)	4,553	2,438
Others	—	21,606

Total	1,677,299	2,054,655

38.	INTERCONNECTION EXPENSES

	2006	2007
Cellular	—	636,963
International	—	22,149
Others	—	2,355

Total	—	661,467

Pursuant to Minister Regulation No. 08/Per/M.KOMINFO/02/2006, starting from January 1, 2007, the Company recorded interconnection expenses due to implementation of cost allocation based interconnection tariff (Notes 31 and 51).

Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	OPERATING EXPENSES — OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES

	2006	2007
Operations and maintenance	829,696	1,238,322
Concession fees	208,363	240,829
Radio frequency usage charges	163,558	224,893
Cost of phone, SIM and RUIM cards	125,500	159,288
Electricity, gas and water	99,281	112,105
Insurance	34,229	72,862
Vehicles and supporting facilities	57,703	48,559
Leased lines	41,332	40,498
Travelling	9,012	11,221
Others	1,750	674

Total	1,570,424	2,149,251

Refer to Note 46 for details of related party transactions.

40.	OPERATING EXPENSES — GENERAL AND ADMINISTRATIVE

	2006	2007
Amortization of goodwill and other intangible assets (Note 15)	229,538	262,883
Provision for doubtful accounts and inventory obsolescence	144,851	123,986
Collection expenses	92,896	156,412
General and social contribution	63,934	55,145
Travelling	43,837	59,024
Security and screening	44,458	53,895
Training, education and recruitment	38,466	33,663
Professional fees	17,302	22,961
Meetings	11,330	17,244
Stationery and printing	9,938	12,874
Research and development	1,322	1,099
Others	5,074	28,748

Total	702,946	827,934

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION
a.	Telkomsel recognized a claim for tax refund amounting to Rp337,855 million as a result of the revision to the 2004 and 2005 tax returns and Rp21,727 million as a result of its objection to the 2002 tax assessment (Note 41f).

b.	Prepaid taxes

	2006	2007
Subsidiaries
Corporate income tax	4,850	—
Income tax Article 22 - Goods Delivery and Import	128	—
Income tax Article 23 - Services Delivery	4,287	26,896

	9,265	26,896

c.	Taxes payable

	2006	2007
The Company
Income taxes Article 21 - Individual income tax	44,548	56,170
Article 22 - Witholding tax on goods delivery and import	2,384	1,696
Article 23 - Witholding tax on services delivery	34,401	26,815
Article 25 - Installment of corporate income tax	4,123	6,629
Article 26 - Witholding tax on non-resident income tax	918	3,812
Article 29 - Underpayment of corporate income tax	329,789	355,145
Value added tax	333,950	317,780

	750,113	768,047

Subsidiaries
Income taxes
Article 21 - Individual income tax	6,585	25,211
Article 22 - Witholding tax on goods delivery and import	—	845
Article 23 - Witholding tax on services delivery	79,834	67,231
Article 25 - Installment of corporate income tax	10,221	329,359
Article 26 - Witholding tax on non-resident income tax	17,532	27,107
Article 29 - Underpayment of corporate income tax	625,030	200,839
Value added tax	114,811	88,880

	854,013	739,472

	1,604,126	1,507,519

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
d.	The components of income tax expense (benefit) are as follows:

	2006	2007
Current
The Company	670,762	616,734
Subsidiaries	1,170,082	1,194,233

	1,840,844	1,810,967

Deferred
The Company	4,723	(60,677)
Subsidiaries	30,861	103,616

	35,584	42,939

	1,876,428	1,853,906

e.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax).

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2006	2007
Consolidated income before tax	6,299,379	5,934,947
Add back consolidation eliminations	2,046,633	1,985,913

Consolidated income before tax and eliminations	8,346,012	7,920,860
Less: income before tax of the subsidiaries	(4,210,087)	(4,322,592)

Income before tax attributable to the Company	4,135,925	3,598,268
Less: income subject to final tax	(140,983)	(162,834)

	3,994,942	3,435,434

Tax calculated at progressive rates	1,198,465	1,030,613
Non-taxable income	(613,733)	(596,667)
Non-deductible expenses	71,548	106,445
Deferred tax assets originating from previously unrecognized temporary differences, net	(1,660)	—
Deferred tax assets that cannot be utilized, net	—	(7,218)

Corporate income tax expense	654,620	533,173
Final income tax expense	20,865	22,884

Total income tax expense of the Company	675,485	556,057
Income tax expense of the Subsidiaries	1,200,943	1,297,849

Total consolidated income tax expense	1,876,428	1,853,906

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
e.	(continued)

The reconciliation between income before tax attributable to the Company and estimated taxable income for the three months ended March 31, 2005 and 2006 is as follows:

	2006	2007
Income before tax attributable to the Company	4,135,925	3,598,267
Less: income subject to final tax	(140,983)	(162,834)

	3,994,942	3,435,433

Temporary differences:
Depreciation of property, plant and equipment	250,847	167,231
Gain on sale of property, plant and equipment	(1,234)	8
Allowance for doubtful accounts	76,648	94,101
Trade receivables written-off	(64,366)	(123,650)
Allowance for inventory obsolescence	1,812	1,829
Accrued early retirement benefits	—	(1,082)
Accrued employee benefits	75,352	81,209
Net periodic pension cost	(248,204)	(4,183)
Long service awards	22,089	12,326
Amortization of intangible assets	224,221	251,205
Amortization of landrights	(1,460)	(1,173)
Depreciation of property, plant and equipment under revenue-sharing arrangements	17,838	41,365
Amortization of unearned income on revenue- sharing arrangements	(27,736)	(82,623)
Payments of deferred consideration for business combinations	(99,601)	(223,886)
Foreign exchange loss/(gain) on deferred consideration for business combinations	(247,479)	34,015
Capital leases	—	319

Total temporary differences	(21,273)	247,011

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
e.	(continued)

	2006	2007
Permanent differences:
Net periodic post-retirement health care benefit cost	152,598	178,598
Amortization of goodwill	5,317	—
Amortization of discount on promissory notes	14,547	7,623
Depreciation expenses	1,941	—
Equity in net income of associates and subsidiaries	(2,045,778)	(1,988,890)
Others	64,090	168,595

Total permanent differences	(1,807,285)	(1,634,074)

Taxable income	2,166,382	1,979,557

Corporate income tax expense	649,897	593,850
Final income tax expense	20,865	22,884

Total current income tax expense of the Company	670,762	616,734
Current income tax expense of the Subsidiaries	1,170,082	1,194,233

Total current income tax expense	1,840,844	1,810,967

Calculation of corporate income tax liability above was in accordance with annual tax return submitted by the Company to the Tax Office.

f.	Tax assessment

In 2006, the Company received a tax assessment letter (SKPKB) from the Tax Office confirming an underpayment of its corporate income tax for fiscal year 2004 amounting to Rp4,363 million. The underpayment was paid in August 2006.

During 2006, Telkomsel was assessed for underpayments of withholding taxes and value added tax (self assessed) including penalty covering the fiscal year 2002 totaling Rp129 billion and overpayment of corporate income tax of Rp5 billion. The net underpayment of Rp124 billion was settled through the use of the payment of income tax in 2003 of Rp24 billion and a cash payment of Rp100 billion. Of the Rp100 billion cash payment made, Telkomsel has filed an objection for Rp99 billion. Of the net underpayment of Rp105 billion, Rp83 billion was charged to expense in 2006 with the remaining amount of Rp22 billion recorded as part of its claims for tax refund (Note 41a).

In 2006, Telkomsel filed revisions of its tax returns for the fiscal years 2004 and 2005 due to a recalculation of the depreciation of property, plant and equipment for tax purposes. As a result of the recalculation, Telkomsel recognized claims for overpayments with a corresponding addition to the deferred tax liability of property, plant and equipment amounting to Rp338 billion (Note 40a). Accordingly, Telkomsel is being audited by the Tax Office.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
g.	Deferred tax assets and liabilities

The details of the Company’s and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)/
		credited
	December 31,	to statements	March 31,
	2005	of income	2006
The Company
Deferred tax assets:
Allowance for doubtful accounts	205,396	3,674	209,070
Allowance for inventory obsolescence	13,652	564	14,216
Long-term investments	6,666	3,973	10,639
Accrued employee benefits	63,003	22,606	85,609
Accrued long service awards	148,791	6,627	155,418
Net periodic pension cost	384,237	(74,461)	309,776
Capital leases	6,408	210	6,618
Deferred consideration for business combinations	945,403	(105,015)	840,388
Accrued expenses	58,265	—	58,265

Total deferred tax assets	1,831,821	(141,822)	1,689,999

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,766,217)	74,884	(1,691,333)
Landrights	(2,604)	(438)	(3,042)
Revenue-sharing arrangements	(37,176)	(4,612)	(41,788)
Intangible assets	(1,345,324)	67,266	(1,278,058)

Total deferred tax liabilities	(3,151,321)	137,100	(3,014,221)

Deferred tax liabilities of the Company, net	(1,319,500)	(4,722)	(1,324,222)

Deferred tax liabilities of the subsidiaries, net	(1,072,310)	(30,946)	(1,103,256)

Total deferred tax liabilities, net	(2,391,810)	(35,668)	(2,427,478)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
g.	Deferred tax assets and liabilities (continued)

		(Charged)/
		Credited
	December 31,	to Statements	March 31,
	2006	of Income	2007
The Company
Deferred tax assets:
Allowance for doubtful accounts	263,320	(2,522)	260,798
Allowance for inventory obsolescence	14,099	470	14,569
Long-term investments	—	—	—
Accrued early retirement benefits	458,529	(325)	458,204
Accrued for employee benefits	71,135	24,362	95,497
Accrued long service awards	177,019	3,698	180,717
Net periodic pension cost	302,260	(21,899)	280,361
Capital Leases	12,408	95	12,503
Deferred consideration for business combinations	1,249,331	(58,009)	1,191,322
Accrued expenses	57,185	—	57,185

Total deferred tax assets	2,605,286	(54,130)	2,551,156

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,947,349)	47,828	(1,899,521)
Landrights	(3,800)	767	(3,033)
Revenue-sharing arrangements	(47,661)	(9,150)	(56,811)
Intangible assets	(1,205,783)	75,362	(1,130,421)

Total deferred tax liabilities	(3,204,593)	114,807	(3,089,786)

Deferred tax liabilities of the Company, net	(599,307)	60,677	(538,630)

Deferred tax liabilities of the subsidiaries, net	(2,066,091)	(103,615)	(2,169,706)

Total deferred tax liabilities, net	(2,665,398)	(42,938)	(2,708,336)

Realization of the deferred tax assets is dependent upon profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through the reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than estimated.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
h.	Administration

Under the taxation laws of Indonesia, the Company and each subsidiary submit tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became payable.

The Company has been audited by the Tax Office up to the fiscal year of 2004.
42.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 20,159,999,280 and 20,010,678,488 in 2006 and 2007, respectively. See also Notes 1b and 2t.

The Company does not have potentially dilutive ordinary shares.

43.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 68 dated June 30, 2006 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for the year 2005 amounting to Rp4,400,090 million or minimum of Rp218.86 per share.

On December 5, 2006, the Company decided to distribute the 2006 interim cash dividends of Rp971,017 million or Rp48.41 per share to the Company’s stockholders.

44.	PENSION PLANS
a.	The Company

The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

The defined benefit pension plan is provided for employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the three months period ended March 31, 2006 and 2007 amounted to Rp174,632 million and Rp173,374 million, respectively.

The defined contribution pension plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by financial institutions pension fund (“DPLK”). The Company’s contribution is determined based on a certain percentage of the participants’ salaries and amounted to Rp530 million and Rp463 million for the three months period ended March 31, 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	PENSION PLANS (continued)
a.	The Company (continued)

The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets for the three months period ended March 31, 2006 and 2007 for its defined benefit pension plan:

	2006	2007
Change in projected benefit obligation
Projected benefit obligation at beginning of year	7,140,100	8,121,381
Service cost	34,529	50,902
Interest cost	197,458	215,543
Plan participants’ contributions	10,343	11,002
Actuarial gain (loss)	(198,545)	71,683
Expected benefits paid	(87,555)	(86,545)

Projected benefit obligation at end of the year	7,096,330	8,383,966

Change in plan assets
Fair value of plan assets at beginning of year	5,429,954	7,210,749
Expected return on plan assets	38,939	169,401
Employer contribution	174,632	173,375
Plan participants’ contributions	10,343	11,002
Actuarial gain (loss)	—	167,923
Expected benefits paid	(87,555)	(86,545)

Fair value of plan assets at end of the year	5,566,313	7,645,905

Funded status	(1,530,017)	(738,061)
Unrecognized prior service cost	1,155,268	1,016,246
Unrecognized net actuarial gain	(837,010)	(1,361,656)

Accrued pension benefit cost	(1,211,759)	(1,083,471)

The movement of the accrued pension benefit cost during the three months period ended March 31, 2006 and 2007 is as follows:

	2006	2007
Accrued pension benefit cost at beginning of the year	1,283,021	1,002,999
Net periodic pension cost less amounts charged to KSO Units	98,704	98,489
Amounts charged to KSO Units under contractual agreement	4,665	—
Employer contributions	(174,631)	(173,374)

Accrued pension benefit cost at end of the year	1,211,759	928,114

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	PENSION PLANS (continued)
a.	The Company (continued)

As of March 31, 2006 and 2007, plan assets consisted mainly of Indonesian Government bonds and corporate bonds.

The actuarial valuation for the defined benefit pension plan was performed based on measurement date of December 31, 2005 and 2006, with the reports prepared on February 27, 2006, and April 24, 2007, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2005 and 2006 are as follows:

	2005	2006
Discount rate	11%	10.5%
Expected long-term return on plan assets	10.5%	12%
Rate of compensation increase	8.8%	8%
The components of net periodic pension cost are as follows:

	2006	2007
Service Cost	46,990	50,902
Interest Cost	192,146	215,543
Expected return on plan assets	(169,400)	(194,569)
Amortization of prior service cost	34,756	34,755
Recognized actuarial loss (gain)	(1,123)	(8,142)

Net periodic pension cost	103,369	98,489
Amount charged to KSO Units under contractual agreement	(4,665)	—

Total net periodic pension cost less amounts charged to KSO Units (Note 37)	98,704	98,489

b.	Telkomsel

Telkomsel provides a defined benefit pension plan for its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	PENSION PLANS (continued)
b.	Telkomsel (continued)

The following table reconciles the unfunded status of the plan with the amounts included in the consolidated balance sheets as of March 31, 2006 and 2007:

	2006	2007
Projected benefit obligation	(156,475)	(243,917)
Fair value of plan assets	20,971	29,969

Unfunded status	(135,504)	(213,948)
Unrecognized items in the balance sheet:
Unrecognized prior service cost	(955)	(892)
Unrecognized net actuarial loss	102,617	165,136
Unrecognized net obligation at the date of initial application of PSAK No. 24	2,140	1,962

Accrued pension benefit cost	(31,702)	(47,742)

The components of the net periodic pension cost are as follows:

	2006	2007
Service cost	5,330	8,138
Interest cost	4,042	6,038
Expected return on plan assets	(531)	(558)
Amortization of past service cost	(16)	(16)
Recognized actuarial loss	1,304	2,098
Amortization of net obligation at the date of initial application of PSAK No. 24	45	45

Net periodic pension cost (Note 37)	10,174	15,745

The net periodic pension cost for the pension plan was calculated based on measurement date of December 31, 2005 and 2006, with the reports prepared on January 13, 2006, and February 16, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary based on measurement date of December 31, 2005 and 2006 for each of the years are as follows:

	2005	2006
Discount rate	11%	10.5%
Expected long-term return on plan assets	7.5%	7.5%
Rate of compensation increase	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	PENSION PLANS (continued)
c.	Infomedia

Infomedia provides a defined benefit pension plan for its employees. The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets as of March 31, 2006 and 2007 are as follows:

	2006	2007
Projected benefit obligation	(5,519)	(6,188)
Fair value of plan assets	5,979	6,291

Funded status	460	103

Prepaid pension benefit cost	460	103

The net periodic pension cost of Infomedia amounted to Rp187 million and Rp712 million for the three months period ended March 31, 2006 and 2007, respectively (Note 37).

d.	Obligation Under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not already covered by the sponsored pension plans, to their employees upon retiring at the age of 55. The total related obligation recognized as of March 31, 2006 and 2007 amounted to Rp28,623 million and Rp35,448 million, respectively. The total related employee benefit cost charged to expense amounted to Rp4,553 million and Rp2,438 million for the three months period ended March 31, 2006 and 2007, respectively (Note 37).
45.	LONG SERVICE AWARDS
a.	The Company

The Company provides certain cash awards for its employees who meet certain length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, or proportionately upon retirement or termination.

The actuarial valuation for the long service awards was prepared based on the measurement date of December 31, 2005, and 2006 with the reports prepared on February 27, 2006 and April 24, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2005 and 2006 are as follows:

	2005	2006
Discount rate	11%	10.5%
Rate of compensation increase	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	LONG SERVICE AWARDS (continued)
a.	The Company (continued)

The movement of the accrued long service awards during the period ended March 31, 2006 and 2007 is as follows:

	2006	2007
Accrued long service awards at beginning of year	495,969	590,064
Benefits to be paid for early retirement program	—	(67,279)
Periodic pension cost	37,488	37,978
Benefits paid	(30,796)	(27,650)

Accrued long service awards at end of year	502,661	533,113

b.	Telkomsel

Telkomsel provides certain cash awards for its employees based on the employees’ length of service. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, or proportionately upon retirement or at the time of termination.

The obligation with respect to these awards was determined based on the actuarial valuation using the Projected Unit Credit Method, and amounted to Rp31,485 million and Rp68,898 million as of March 31, 2006 and 2007, respectively. The related benefit cost charged to expense amounted to Rp2,930 million and Rp3,895 million for the three months period ended March 31, 2006 and 2007, respectively.
46.	POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan for all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement of working for over 20 or more years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“YKPT”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of March 31, 2006 and 2007:

	2006	2007
Change in projected benefit obligation
Projected benefit obligation at beginning of the year	5,574,489	6,985,342
Service cost	26,878	28,293
Interest cost	151,393	181,009
Actuarial loss	105,959	149,032
Expected benefits paid	(34,641)	(44,878)
Impact from assumption changes	—	60,052

Projected benefit obligation at end of the year	5,824,078	7,358,849

Change in plan assets
Fair value of plan assets at beginning of the year	1,493,897	2,254,217
Expected return on plan assets	45,209	36,316
Employer contributions	142,189	300,080
Actuarial gain (loss)	—	(44,878)
Expected benefits paid	(34,642)	9,692

Fair value of plan assets at end of the year	1,646,653	2,555,427

Funded status	(4,177,425)	(4,803,422)
Unrecognized net actuarial loss	1,118,452	1,976,697

Accrued post-retirement health care benefit cost	(3,058,973)	(2,826,725)

The components of net periodic post-retirement health care benefit cost are as follows:

	2006	2007
Service cost	26,878	28,293
Interest cost	151,393	181,009
Expected return on plan assets	(36,316)	(55,537)
Recognized actuarial loss	11,185	27,277

Net periodic post-retirement benefit cost	153,140	181,042
Amounts charged to KSO Units under contractual agreement	(2,907)	—

Total net periodic post-retirement health care benefits cost less amounts charged to KSO Units (Note 37)	150,233	181,042

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The movement of the accrued post-retirement health care benefit cost during the three months period ended December 31, 2006 and 2007 is as follows:

	2006	2007
Accrued post-retirement health care benefit cost at beginning of year	3,048,021	2,945,728
Net periodic post-retirement health care benefit cost less amounts charged to KSO Units (Note 37)	150,234	181,042
Amounts charged to KSO Units under contractual agreement	2,907	—
Employer contributions	(142,189)	(300,000)

Accrued post-retirement health care benefits cost at end of the year	3,058,973	2,826,770

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2005 and 2006 with the reports prepared on February 27, 2006 and April 24, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2005 and 2006 are as follows:

	2005	2006
Discount rate	11%	10.5%
Expected long-term return on plan assets	8%	8.5%
Health care cost trend rate assumed for next year	9%	12%
Ultimate health care cost trend rate	9%	8%
Year that the rate reaches the ultimate trend rate	2006	2011
47.	RELATED PARTY INFORMATION

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.

The following are significant agreements/transactions with related parties:
a.	Government of the Republic of Indonesia
i.	The Company obtained two-step loans from the Government of the Republic of Indonesia, the Company’s majority stockholder (Note 22).

Interest expense for two-step loans amounted to Rp90,833 million and Rp83,050 million in 2006 and 2007, respectively. Interest expense for two-step loan represented 32.4% and 21.6% of total interest expense in 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
a.	Government of the Republic of Indonesia (continued)
ii.	The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp166,506 million and Rp135,347 million in 2006 and 2007, respectively (Note 39), representing 2.7% and 1.6% of total operating expenses for each year. Radio frequency usage charges amounted to Rp163,558 million and Rp224,893 million in 2006 and 2007, respectively (Note 39), representing 2.6% and 2.7% of total operating expenses for each year.

Telkomsel paid the upfront fee for the 3G license amounted to Rp436,000 million and recognized as an intangible asset (Note 15).

iii.	Starting 2005, the Company and its subsidiaries pay Universal Service Obligation (“USO”) charges to the MoCI of the Republic of Indonesia pursuant to the MoCI Regulation No.15/PER/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp41,856 million and Rp105,482 million in 2006 and 2007, respectively (Note 39), representing 0.7% and 1.3% of total operating expenses in 2006 and 2007, respectively.
b.	Commissioners and Directors Remuneration
i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp3,293 million and Rp4,930 million in 2006 and 2007, respectively, which reflect 0.1% of total operating expenses for each year.

ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp8,721 million and Rp13,967 million in 2006 and 2007, respectively, which reflected 0.1% and 0.2% of total operating expenses in 2006 and 2007, respectively.
c.	Indosat

Through December 19, 2002, the Government was the majority and controlling shareholder of Indosat and therefore, Indosat was under the same common control as the Company. Following the sale of the Government’s 41.94% ownership interest in Indosat on December 20, 2002 (Note 30), the Government’s ownership interest in Indosat was reduced to approximately 15%. The Company still considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one director and one commissioner of Indosat.

Following the merger of Indosat, PT Indosat Multimedia Mobile (“IM3”), Satelindo and PT Bimagraha Telekomindo on November 20, 2003, all rights and obligations arising from the agreements entered by the Company with IM3 and Satelindo were transferred to Indosat.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The principal matters covered by the agreement are as follows:
i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunications (“AVD”), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Communications of the Republic of Indonesia.
The Company has also entered into an interconnection agreement between the Company’s fixed- line network and Indosat’s cellular network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling each party’s customer to make domestic calls between Indosat’s GSM mobile network and Telkom’s fixed line network and allowing Indosat’s mobile customer to access Telkom’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, long distance and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 50). These amendments took effect on January 1, 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:
i.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges.

ii.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s mobile cellular telecommunications network, enabling Telkomsel’s cellular subscribers to make outgoing calls to or receive incoming calls from Indosat’s cellular subscribers.

iii.	Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services which are made through Indosat’s international gateway exchanges and mobile cellular telecommunications network.

iv.	Billings for calls made by Telkomsel’s customers are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue regardless whether billings to customers have been collected.

v.	The provision and installation of the necessary interconnection equipment is Telkomsel’s responsibility. Interconnection equipment installed by one of the parties in another party’s locations shall remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.
Pursuant to the expiration of the agreement between Telkomsel and Indosat with regard to the provision of international telecommunication services to GSM mobile cellular customers, in April 2004 Telkomsel and Indosat entered into an interim agreement. Under the terms of the interim agreement, Telkomsel receives 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement is effective from March 1, 2004 until such date that Telkomsel and Indosat have entered into a new agreement.

The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp20,403 million and Rp105,971 million in 2006 and 2007, respectively, representing 0.2% and 1.3% of the total operating revenues in 2006 and 2007, respectively.

Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on an annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp4,575 million and Rp4,401 million in 2006, and 2007, respectively, representing 0.1% of the total operating expenses in each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

Other agreements between Telkomsel and Indosat are as follows:
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”).

On October 10, 1996, Telkomsel, Lintasarta, Satelindo and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction cost. Operating and maintenance costs are shared based on an agreed formula.

Telkomsel’s share in operating and maintenance costs amounted to Rp273 million for the years 2007.

ii.	Indefeasible Right of Use Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an indefeasible right to use certain capacity of the Link starting from September 21, 2000 until September 20, 2015 in return for an upfront payment of US$2.7 million. In addition to the upfront payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.
In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the 30 years right. Satelindo paid Rp17,210 million in 1994 and the remaining Rp25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp59,860 million as lease expense up to 2024. As of March 31, 2006 and 2007, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers”.

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by those companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp41,051 million and Rp41,419 million in 2006 and 2007, respectively, representing 0.7% and 0.3% of total operating revenues for each year.

Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp1,350 million and Rp3,979 million in 2006 and 2007, respectively, representing less than 0.1% of total operating revenues for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

Telkomsel has an agreement with Lintasarta and PT Artajasa Pembayaran Elektronis (“Artajasa” which 39.8% shares owned by Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp7,054 million and Rp6,815 million in 2006 and 2007, respectively, representing 0.1% of total operating expenses for each year.

d.	Others

Transactions with all stated owned enterprises are considered as related parties transactions:
(i)	The Company provides telecommunication services to substantially all Government agencies in Indonesia which the transaction is treated as well as the transaction with third parties customers.

(ii)	The Company has entered into agreements with Government agencies and associated companies, namely CSM, Patrakom and KSO VII (for the period January - March 2006), for utilization of the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp18,886 million and Rp29,150 million in 2006 and 2007, respectively, representing 0.3% and 0.2% of total operating revenues for each year.

(iii)	The Company provides leased lines to associated companies, namely CSM, Patrakom and PSN. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenue earned from these transactions amounted to Rp10,225 million and Rp37,654 million in 2006 and 2007, respectively, representing 0.2% and 0.3% of the total operating revenues for each year.

(iv)	The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”) and Koperasi Pegawai Telkom. Total purchases made from these related parties amounted to Rp8,388 million and Rp9,000 million in 2006 and 2007, respectively, representing 0.2% and 0.3% of the total fixed asset purchased in 2006 and 2007, respectively.

(v)	PT INTI is also a major contractor and supplier of equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI in 2006 and 2007 amounted to Rp33,974 million and Rp11,182 million, respectively, representing 0.9% and 0.3% of the total fixed assets purchased in 2006, and 2007, respectively.

(vi)	Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The lease charges amounted to Rp29,758 million and Rp38,643 million in 2006 and 2007, respectively, representing 0.5% of the total operating expenses for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(vii)	The Company and its subsidiaries carry insurance on their property, plant and equipment against property losses, inventory and on employees’ social security obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums charged amounted to Rp33,153 million and Rp69,022 million in 2006 and 2007, respectively, representing 0.5% and 0.8% of total operating expenses in 2006 and 2007, respectively.

(viii)	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp4,376,487 million and Rp4,058,400 million as of March 31, 2006 and 2007, respectively, representing 6.8% and 5.4% of the total assets as of March 31, 2006 and 2007, respectively. Interest income recognized during 2006 and 2007 were Rp64,018 million and Rp88,812 million representing 42% and 61% of total interest income in 2006 and 2007, respectively.

(ix)	Telkomsel and Dayamitra have loans from state-owned banks. Interest expense on the loans for 2006 and 2007 amounted to Rp490 million and Rp43,463 million, respectively, representing 0.2% and 11.3% of the total interest expense for each year.

(x)	The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp8,088 million and Rp20,402 million in 2006 and 2007, respectively, representing 0.1% and 0.2% of the total operating expenses for each year.

(xi)	The Company and its subsidiaries earned (were charged for) interconnection revenues from PSN, with a total of Rp1,941 million and Rp492 million in 2006 and 2007, respectively, representing 0.02% and 0.003% of the total operating revenues for each year.

(xii)	In addition to revenues earned under the KSO Agreement (Note 49), the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp4,250 million in 2006 representing 0.04% of the total operating revenues in 2006.

(xiii)	The Company has revenue-sharing arrangements with Koperasi Pegawai Telkom (“Kopegtel”). Kopegtel’s share in the revenues from these arrangements amounted to Rp7,812 million and Rp4,580 million in 2006 and 2007, respectively, representing 0.07% and 0.03% of the total operating revenues for each year.

(xiv)	Telkomsel has operating lease agreements with Patrakom and CSM for the usage of their transmission link for a period of 3 years, subject to extensions. The lease charges amounted to Rp30,810 million and Rp55,157 million in 2006 and 2007, respectively, representing 0.4% and 0.7% of the total operating expenses in 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(xv)	Kisel is a cooperative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp14,520 million and Rp80,636 million in 2006 and 2007, respectively. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp348,784 million and Rp396,516 million in 2006 and 2007, respectively.

(xvi)	Infomedia provides electronic media and call center services to KSO Unit VII (for the years 2004 and 2005, and for the period January — September 2006) based on an agreement dated March 4, 2003. Revenue earned from these transactions in 2006 amounted to Rp2,331 million representing 0.02% of total operating revenues in 2006.

(xvii)	The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.

(xviii)	Telkomsel has procurement agreements with PT Graha Informatika Nusantara, a subsidiary of Dana Pensiun Telkom for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp17,330 million in 2007, and for maintenance of equipment amounted to Rp13,075 million in 2007 representing 0.2% of total operating expenses in 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
Presented below are balances of accounts with related parties:

		2006		2007
			% of		% of
		Amount	Total Assets	Amount	Total Assets
a.	Cash and cash equivalents (Note 6)	4,215,267	6.59	4,053,624	5.35

b.	Temporary investments	—	—	85,846	0.11

c.	Trade receivables, net (Note 7)	545,190	0.85	535,544	0.17

d.	Other receivables
	KSO Units	96,815	0.15	—	—
	State-owned banks (interest)	20,397	0.03	8,961	0.01
	Government agencies	14	0.00	1,122	0.00
	Other	4,043	0.01	5,049	0.01

	Total	121,269	0.19	15,132	0.02

e.	Prepaid expenses (Note 9)	22,024	0.03	27,914	0.04

f.	Other current assets (Note 10)	154,016	0.24	2,892	0.00

g.	Advances and other non-current assets (Note 14)
	Bank Mandiri	784	0.00	1,738	0.00
	Peruri	813	0.00	813	0.00

	Total	1,597	0.00	2,551	0.00

h.	Escrow accounts (Note 16)	6,369	0.01	145	0.00

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)

		2006		2007
			% of Total		% of Total
		Amount	Liabilities	Amount	Liabilities
i.	Trade payables (Note 17)
	Government agencies	441,981	1.48	684,241	1.90
	KSO Units	29,729	0.10	—	—
	Indosat	156,654	0.52	90,466	0.25
	Koperasi Pegawai Telkom	49,711	0.17	51,031	0.14
	PSN	—	—	24	0.00
	PT INTI	115,253	0.39	6,441	0.02
	Others	104,978	0.34	42,148	0.12

	Total	898,306	3.00	874,351	2.43

j.	Accrued expenses (Note 18)
	Government agencies and state-owned banks	133,235	0.45	88,898	0.25
	Employees	571,582	1.91	1,312,123	3.64
	PT Asuransi Jasa Indonesia	24,695	0.08	—	—
	Others	—	—	4,678	0.01

	Total	729,512	2.44	1,405,699	3.90

k.	Short-term bank loans (Note 20)
	Bank Mandiri	—	—	116,667	0.32
	Bank BNI	—	—	100,000	0.28

	Total	—	—	216,667	0.60

l.	Two-step loans (Note 22)	4,923,712	16.45	4,397,476	12.20

m.	Accrued long service awards (Note 45)	534,146	1.79	602,009	1.67

n.	Accrued post-retirement health care benefits (Note 46)	3,058,973	10.22	2,826,770	7.84

o.	Long-term bank loans (Note 24)
	Bank Mandiri	309,418	1.03	760,000	2.11
	Bank BNI	—	—	240,000	0.67

	Total	309,418	1.03	1,000,000	2.78

48.	SEGMENT INFORMATION

The Company and its subsidiaries have three main business segments operated in Indonesia: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offer customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	SEGMENT INFORMATION (continued)

	2006
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated
Segment results
External operating revenues	4,938,255	590,782	6,275,721	12,193	11,816,951	—	11,816,951
Inter-segment operating revenues	102,569	46,453	235,957	26,882	411,861	(411,861)	—

Total segment revenues	5,040,824	637,235	6,511,678	39,075	12,228,812	(411,861)	11,816,951

Segment expenses	(3,566,723)	(373,900)	(2,670,921)	(65,517)	(6,677,061)	437,606	(6,239,455)

Segment result	1,474,101	263,335	3,840,757	(26,442)	5,551,751	25,745	5,577,496

Interest expense							(280,504)
Interest income							152,337
Gain (loss) on foreign exchange — net							773,825
Other income (expenses) — net							77,080
Tax expense							(1,876,428)
Equity in net income (loss) of associated companies							(855)

Income before minority interest							4,422,951
Unallocated minority interest							(962,511)

Net income	—	—	—	—	—	—	3,460,440

Other information
Segment assets	33,285,162	4,903,276	27,670,944	485,033	66,344,415	(2,496,758)	63,847,657
Investments in associates	15,231,607	—	9,290	—	15,240,897	(15,138,338)	102,559

Total consolidated assets	48,516,769	4,903,276	27,680,234	485,033	81,585,312	(17,635,096)	63,950,216

Total consolidated liabilities	(21,904,371)	(3,105,122)	(7,153,995)	(256,491)	(32,419,979)	2,496,758	(29,923,221)

Capital expenditures	(719,977)	(283,368)	(2,725,501)	(3,274)	(3,732,120)	—	(3,732,120)

Depreciation and amortization	(1,034,284)	(108,526)	(938,674)	(7,886)	(2,089,370)	2,479	(2,086,891)

Amortization of goodwill and other intangible assets	(229,538)	—	—	—	(229,538)	—	(229,538)

Other non-cash expenses	(99,212)	—	(44,519)	(1,120)	(144,851)	—	(144,851)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	SEGMENT INFORMATION (continued)

	2007
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated
Segment results
External operating revenues	4,941,010	782,731	8,730,131	55,328	14,509,200	—	14,509,200
Inter-segment operating revenues	1,334,830	(41,163)	(26,993)	26,837	1,293,511	(1,293,511)	—

Total segment revenues	6,275,840	741,568	8,703,138	82,165	15,802,711	(1,293,511)	14,509,200

Segment expenses	(4,835,973)	(353,387)	(4,381,259)	(98,758)	(9,669,377)	1,330,937	(8,338,440)

Segment result	1,439,867	388,181	4,321,879	(16,593)	6,133,334	37,426	6,170,760

Interest expense							(384,259)
Interest income							144,899
Gain (loss) on foreign exchange — net							(86,422)
Other income (expenses) — net							86,991
Tax expense							(1,853,906)
Equity in net income (loss) of associated companies							2,977

Income before minority interest							4,081,040
Unallocated minority interest							(1,038,830)

Net income							3,042,210

Other information
Segment assets	33,077,927	3,967,810	40,084,749	602,320	77,732,806	(2,119,965)	75,612,841
Investments in associates	82,883	—	9,290	—	92,173	—	92,173

Total consolidated assets							75,705,014

Total consolidated liabilities	(22,130,508)	(1,700,658)	(14,024,602)	(321,646)	(38,177,414)	2,125,521	(36,051,893)

Capital expenditures	(343,867)	(47,789)	(3,969,628)	(23,245)	(4,384,529)	—	(4,384,529)

Depreciation and amortization	(920,871)	(116,249)	(1,323,235)	(10,747)	(2,371,102)	2,479	(2,368,623)

Amortization of goodwill and other intangible assets	(251,205)	—	(11,679)	—	(262,884)	—	(262,884)

Other non-cash expenses	(107,167)	—	(16,680)	(140)	(123,987)	—	(123,987)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	JOINT OPERATION SCHEMES (“KSO”)

In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT Mitra Global Telekomunikasi Indonesia, PT Dayamitra Telekomunikasi and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes (“KSO”) and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan (“Repelita VI”) of the Republic of Indonesia. The five investors undertook the development and operation of the basic fixed telecommunications facilities and services in five of the Company’s seven regional divisions.

Following the Indonesian economics crisis that began in mid-1997, certain KSO investors experienced difficulties in fulfilling their commitment under the KSO agreements. As remedial measures instituted by both the Company and those KSO investors did not fully remedy this situation, the Company acquired those KSO investors (Dayamitra in 2001, Pramindo in 2002 and AWI in 2003 — Note 5a, 5b, 5c) and currently controls the related KSOs through its ownership of such KSO investors. The Company acquired full operational control of the KSO IV operation in January 2004 (Note 5d) and KSO VII operations in October 2006 (Note 5e). Accordingly, the revenue sharing percentage in those KSOs is no longer relevant as the financial statements of the acquired KSO investors and the related KSOs are consolidated into the Company’s financial statements since the date of acquisition.

50.	REVENUE-SHARING ARRANGEMENTS

The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.

As of March 31, 2006, the Company has 90 RSA with 67 partners. The RSA are located mainly in Palembang, Pekanbaru, Jakarta, East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang with concession periods ranging from 24 to 176 months.

Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each the RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36 year 1999 and Government Regulation No. 52 year 2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunication services price cap formula set by the Government.

Fixed Line Telephone Tariffs

Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

Tariffs for fixed line telephone are regulated under Minister of Communications Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communications issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning increase in tariffs for fixed line telecommunications services. According to the letter, tariffs for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 was 15%. This increase was effective on February 1, 2002. The implementation of the planned increase in the tariff in 2003, however, was postponed by the Minister of Communications through letter No. PR.304/1/1/PHB-2003 dated January 16, 2003.

Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, the Company adjusted the tariffs effective April 1, 2004 as follows:
•	Local charges increased by an average of 28%

•	Direct long distance charges decreased by an average of 10%

•	Monthly subscription charges increased by an average of 12% to 25%, depending on customer’s segment.
For the subsequent tariff establishment, the Government has issued initial tariff formula and adjustment tariff which are stipulated in Minister Decree No.09/Per/M.KOMINFO/02/2006 concerning Procedure for Initial Tariff Establishment and Tariff Change for Basic Telephone Service Through Fixed Line dated February 8, 2006, replacing Minister of Communications Decree No. KM. 12 year 2002 on January 29, 2002 regarding the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995 concerning Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Mobile Cellular Telephone Tariffs

Tariffs for cellular providers are set on the basis of the MTPT Decree No. KM.27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.

The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following:
a.	Airtime

The maximum basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular.	: 2 times airtime rate
2. Cellular to PSTN.	: 1 time airtime rate
3. PSTN to cellular.	: 1 time airtime rate
4. Card phone to cellular	: 1 time airtime rate plus 41% surcharge
b.	Usage tariffs
1.	Usage local tariffs charged to a cellular subscriber who makes a call to a fixed line (“PSTN”). For the use of network, the tariffs per minute are computed at 50% of the prevailing local PSTN tariffs.

2.	The long-distance usage tariffs between two different service areas charged to a cellular subscriber are the same as the prevailing tariffs for domestic long-distance call (“SLJJ”) applied to PSTN subscribers.
Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.

Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, Telkomsel adjusted its tariffs by eliminating the tariff subsidy from long-distance calls. This resulted in a 9% tariff increase.

For the subsequent tariff setting, the Government has issued calculation formula for tariff change on basic telephone service through mobile cellular network which is stipulated in Minister Decree No. 12/Per/M.KOMINFO/02/2006 concerning Procedure for Tariff Change Establishment for Basic Telephone Service Through Mobile Cellular Network dated February 28, 2006, replacing Minister of Communications Decree No. KM.12 year 2002 on January 29, 2002 regarding the addendum of the decree of Minister of Tourism, Post and Telecommunication No. KM.27/PR.301/MPPT-98 date February 23, 1998 concerning Mobile Cellular Telephone Line Tariff.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Mobile Cellular Telephone Tariffs (continued)
b.	Usage tariffs (continued)

Due to the commencing of Minister Decree No. 12/Per/M.KOMINFO/02/2006 concerning the interconnection charges thereby implemented after Minister Decree No. 08/Per/M.KOMINFO/02/2006 concerning Interconnection.
Interconnection Tariffs
The Government establishes the percentage of tariffs to be received by each operator in respect of calls that transit multiple networks. The Telecommunications Law and Government Regulation No. 52 of 2000 provides for the implementation of a new policy to replace the current revenue sharing policy. Under the new policy the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. On March 11, 2004, the MoCI issued Decree No. 32/2004, which stated that cost-based interconnection fees shall be applicable beginning January 1, 2005. The effective date of this decree was subsequently postponed until January 1, 2007 based on the Ministry Regulation No. 08/Per/M.KOMINF/02/2006 dated February 8, 2006.
Based on Indonesian Telecommunications Regulatory Body (“BRTI”) Letters No. 273/BRTI/XII/2006 dated December 6, 2006 about Reference Interconnection Offer (“RIO”) of the Company and No. 297/BRTI/XII/2006 dated December 21, 2006 about Implementation of Cost Based Interconnection, Director General of Posts and Telecommunications, as Head of BRTI, affirmed implementation of RIO of the Company as approved in Decree No. 279/POSTEL/2006 dated August 4, 2006.
Implementation of the Company’s interconnection tariff starting January 1, 2007 based on Director General of Posts and Telecommunications Decree No. 279/POSTEL/2006 are as follows:
1.	Local termination from fixed line (local call) service tarrif is Rp73/minute.

2.	Local termination from fixed line (long distance call) service tarrif is Rp74/minute.

3.	Long distance termination from fixed line service tarrif is Rp569/minute.

4.	Long termination from celular mobile network service tarrif is Rp152/minute.

5.	Long distance termination from celular mobile network service tarrif is Rp850/minute.

6.	Domestic termination from satelite mobil network service tariff is Rp564/minute.

7.	Domestic termination from international network service tarrif is Rp549/minute.

8.	International origination to international network service tarrif is Rp549/minute.

9.	Local transit service tarrif is Rp92/minute.

10.	Long distance transit service tarrif is Rp336/minute.

11.	International transit service tarrif is Rp355/minute.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

VoIP Interconnection Tariff

Previously, Minister of Communications Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the Minister of Communications issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the Minister of Communications. Currently, the Minister of Communications has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at agreed fixed amount per minute.

Public Phone Kiosk (“Wartel”) Tariff

On August 7, 2002, the Minister of Communications issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenue.

The Government issued Ministry Regulation No. PM.05/Per/M.KOMINFO/I/2006 dated January 30, 2006 about Public Phone Kiosk Operation which is effective on February 1, 2007. The regulation provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls.

Tariff for Other Services

The tariffs for satellite rental, and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

Universal Service Obligation (“USO”)

On September 30, 2005, the MoCI issued Regulation No. 15/PER/M.KOMINFO/9/2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS
a.	Capital Expenditures

As of March 31, 2007, the amounts of capital expenditures committed under contractual arrangements are as follows:

	Amounts in
	Foreign Currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	—	5,776,739
U.S. Dollar	302	2,754,179
Euro	111	1,351,267

Total		9,882,185

The above balance includes the following significant agreements:
(i)	In August 2004, Telkomsel entered into the following agreements with Motorola Inc and PT Motorola Indonesia, Ericsson AB and PT Ericsson Indonesia, Nokia Corporation and PT Nokia Network, and Siemens AG, for the maintenance and procurement of equipment and related services, involving:
•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
(ii)	Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI amended on November 27, 2006 for the construction and procurement of optical network, as well as a network management system and other related services and equipment, for Regional Division III (West Java) amounting to US$3.2 million and Rp130,293 million.

(iii)	The agreement between the Company and NEC-Siemens Consortium for Ring JASUKA Backbone has been amended on February 7, 2007 amounting to US$45 million and Rp156,855 million.

(iv)	The agreements between the Company and Huawei Consortium for projects:
•	Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division I and IV for the period until 2010.

•	Optical Access Network (“OAN”) Project Batch III in Regional Division IV amounting to US$3.2 million and Rp64,776 million.

•	Expansion NSS, BSS and PDN System Project in Regional Division III with Huawei Consortium for the period until 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS (continued)

a.	Capital Expenditures (continued)
(v)	The agreement between the Company and PT Samsung Telecommunication Indonesia for CDMA 2000 IX in Regional Division V (East Java) dated December 8, 2006 amounting to US$8.4 million plus Rp12,008 million.

(vi)	The agreement between the Company and Samsung Consortium dated October 13, 2006 for Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division V (East Java) until 2008.

(vii)	The agreement between the Company and ZTE Consortium for projects:
•	Expansion NSS, BSS and PDN System Project in Regional Division VI for period until 2008.

•	Ring JDCS (Jember-Denpasar Cable System) amounting to US$10.2 million and Rp16,136 million.
(viii)	The agreement between the Company and Opnet-Olexindo Consortium for projects:
•	Optical Access Network (“OAN”) Project Batch I in Regional Divison I and III amounting to US$3 million and Rp67,288 million.

•	Optical Access Network (“OAN”) Project Batch II in Regional Division II amounting to US$4 million and Rp61,355 million.
(ix)	The agreement between the Company and Alcatel-Inti for Optical Access Network (“OAN”) Project Batch IV in Regional Division VI amounting to US$3.7 million and Rp70,022 million.

(x)	The agreement between the Company and NEC Corporation for expansion of submarine cable system capacity Surabaya-Ujung Pandang-Banjarmasin amounting to US$6.7 million and Rp8,132 million.

(xi)	Procurement and installation agreement between the Company and PT Siemens Indonesia for PSTN Interface Expansion and Enhancement in 114 locations amounting to Rp229,900 million.

(xii)	The agreement between the Company and PT Lintas Teknologi Indonesia for interface expansion V.52, E1, Circuit, E1 PRA, CCS#7, CLIP and enhancement PSTN Central 5ESS PSTN amounting to Rp69,795 million.
53.	CONTINGENCIES
a.	In the ordinary course of business, the Company has been named as a defendant in various legal actions in relation with land disputes, other disputes involving premium call billing and telecommunication billing. Based on management’s estimate of the probable outcomes of these matters, the Company accrued Rp99 million and Rp33,116 million as of March 31, 2006 and 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	CONTINGENCIES (continued)
b.	On August 13, 2004, the Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha, “KPPU”) issued a verdict with its dictum stating that the Company had breached article 15 verse (3) and article 19 verse a and b of Law No.5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). As consequences, KPPU has dropped the agreement clauses between the Company and Warung Telkom (“kiosk”) provider which stated that Warung Telkom provider can only sell the Company’s telecommunication service and/or product. KPPU subsequently ordered the Company to open the channel of international calls to other international call operators in Warung Telkom. Pursuant to the KPPU verdict, the Company has filed an objection to District Court of Bandung which then issued a verdict on December 7, 2004 that granted the Company’s objection and dropped the KPPU’s verdict on August 13, 2004. On January 4, 2005, KPPU filed an appeal to the Indonesian Supreme Court. On January 15, 2007, the Indonesian Supreme Court issued a verdict which granted the KPPU’s appeal and dropped the verdict of District Court of Bandung. The Company believes that there is no significant losing revenue impact.

c.	In December 2005, the West Java Police Department initiated investigations related to an alleged violation of anti-corruption law, in particular the provision of interconnection services to Napsindo, the Company’s subsidiary, and Globalcom, a Malaysian company, at an incorrect tariff for the Company’s network for the provision of illegal VoIP services, and misuse of authority in procuring telecommunication equipment. It is also understood that one of the investigations relates to the Company’s guarantee of a bank loan obtained by Napsindo. During the investigation, former directors and employees of the Company were held in custody by the West Java Police Department for further investigation. On May 10, 2006, such individuals were released from police custody after the expiration of the maximum period of 120 days allowed for police custody of suspects for investigation purposes. These investigations are on-going. As of the date of the consolidated financial statements, the police have not found sufficient evidence to properly transfer the case to the High Attorney Office for indictment.

A former Director of Human Resources and an employee of the Company were indicted under the anti-corruption law in Bandung District Court relating to allegations of misuse of authority in producing consultancy services resulting in losses of Rp789 million. On May 2, 2007, the Bandung District Court found the defendants guilty and sentenced each defendant to a one-year prison term and given Rp50 million for penalty. The defendant have filed and appeal with the West Java High Court objecting to the District Court ruling. As of the date of the consolidated financial statements, no decision has been reached on appeal.

On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunications facilities in connection with the provision of VoIP services, whereby one of Company’s former employees and four of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII. As of the date of the consolidated financial statements, the District Courts have not issued their verdicts.
The Company does not believe that any subsequent investigation or court decision will have significant financial impact to the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2006		2007
	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent
Assets
Cash and cash equivalents
U.S. Dollar	138.81	1,256,942	176.64	1,618,114
Euro	47.37	519,516	75.79	923,351
Japanese Yen	—	—	1.95	151
Trade accounts receivable
Related parties
U.S. Dollar	3.00	27,195	1.30	11,875
Third parties
U.S. Dollar	29.49	267,053	33.94	309,655
Other accounts receivable
U.S. Dollar	150.77	1,365,216	0.03	306
Euro	—	—	0.02	264
Other current assets
U.S. Dollar	5.14	46,504	0.02	155
Euro	—	54	—	—
Advances and other non-current assets
U.S. Dollar	18.00	162,972	2.47	22,535
Euro	0.08	851	—	—
Escrow accounts
U.S. Dollar	0.35	3,204	—	—

Total assets		3,649,507		2,886,406

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent
Liabilities
Trade payables
Related parties
U.S. Dollar	4.24	38,432	0.27	2,452
Singapore Dollar	—	—	—	21
Third parties
U.S. Dollar	68.97	625,225	46.53	424,641
Euro	4.27	46,273	3.86	46,937
Japanese Yen	—	—	0.32	24
Singapore Dollar	—	—	7.57	45,575
Hongkong Dollar	0.04	45	—	—
Australian Dollar	0.09	581	—	—
Great Britain Pound Sterling	—	19	—	—
Other payables
U.S. Dollar	—	—	0.07	683
Singapore Dollar	—	—	—	10
Accrued expenses
U.S. Dollar	65.33	592,232	227.80	2,079,104
Euro	47.93	526,532	136.94	1,664,434
Japanese Yen	211.79	16,332	160.24	12,388
Singapore Dollar	4.34	5,292	0.33	1,975
Short-term bank loan
Third parties
U.S. Dollar	4.50	40,793	—	—
Advances from customers and suppliers
U.S. Dollar	41.43	375,559	—	—
Euro	36.37	399,575	—	—
Current maturities of long-term liabilities
U.S. Dollar	147.75	1,339,348	144.19	1,315,997
Euro	14.55	159,830	14.71	178,782
Japanese Yen	1,142.91	88,137	1,714.37	132,538
Long-term liabilities
U.S. Dollar	619.86	5,619,043	489.53	4,467,969
Euro	21.82	239,745	7.35	89,391
Japanese Yen	14,384.68	1,109,290	12,670.31	979,542

Total liabilities		11,222,283		11,442,463

Net liabilities		(7,572,776)		(8,556,057)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006 AND 2007,
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

The Company and subsidiaries’ activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

The Company and subsidiaries’ overall risk management program focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company and subsidiaries. Management provides written policy for foreign currency risk management mainly through time deposits placement and hedging to cover foreign currency risk exposure for the time range of 3 up to 12 months.

55.	SUBSEQUENT EVENT

On April 27, 2007, the Company became a member of Asia-America Gateway (AAG) consortium by signing Construction and Maintenance Agreement (C&MA) and Supply Contract with AAG. AAG is an undersea cable consortium comprising 19 companies. The Company paid US$30 million to be the part of AAG consortium. Through AAG, the Company will acquire 30 Gbps international bandwith at the end of 2008 in the AAG configuration that will be laid from Malaysia to the United States.